    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1996

                                                   REGISTRATION NO. 333-[      ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          PACIFIC GULF PROPERTIES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           MARYLAND                        6798                         33-0577520
 (STATE OR OTHER JURISDICTION  (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
              OF
INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBERS)       IDENTIFICATION NO.)

                              363 SAN MIGUEL DRIVE
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 721-2700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               GLENN L. CARPENTER
   CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PACIFIC GULF PROPERTIES INC.
                              363 SAN MIGUEL DRIVE
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 721-2700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                WITH A COPY TO:

                              DHIYA EL-SADEN, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                       LOS ANGELES, CALIFORNIA 90071-3197
                                 (213) 229-7000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this
Registration Statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
                                                              PROPOSED
                                                         MAXIMUM AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF                                   OFFERING PRICE(1)   REGISTRATION FEE
----------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share..................    $56,506,000          $17,124
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee. Calculated based on the only reported price of the Registrant's 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures") on September 24, 1996.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          PACIFIC GULF PROPERTIES INC.

                             CROSS REFERENCE SHEET

  PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN THE PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS IN FORM S-4

                ITEM IN FORM S-4                              CAPTION IN PROSPECTUS
                ----------------                              ---------------------
1.   Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.....  Facing Page; Cross-Reference Sheet; Outside
                                                  Front Cover Page of Prospectus
2.   Inside Front and Outside Back Cover Pages
     of Prospectus..............................  Available Information; Table of Contents;
                                                  Inside Front Cover Pages of Prospectus
3.   Risk Factors, Ratio of Earnings to Fixed
     Charges and Other Information..............  Summary; Risk Factors; The Exchange Offer
4.   Terms of the Transaction...................  Summary; Risk Factors; The Exchange Offer;
                                                  Incorporation of Certain Documents by
                                                  Reference; Miscellaneous
5.   Pro Forma Financial Information............  Pro Forma Financial Information
6.   Material Contacts with the Company Being
     Acquired...................................  Not Applicable
7.   Additional Information Required for
     Reoffering by Persons and Parties Deemed to
     be Underwriters............................  Not Applicable
8.   Interests of Named Experts and Counsel.....  Legal Matters
9.   Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................  Not Applicable
10.  Information with Respect to S-3
     Registrants................................  Prospectus Cover Page; Available Information;
                                                  Summary; Incorporation of Certain Documents
                                                  by Reference; Business and Properties;
                                                  Policies with Respect to Certain Activities;
                                                  Description of Capital Stock; Management;
                                                  Market and Trading Information
11.  Incorporation of Certain Information by
     Reference..................................  Incorporation of Certain Documents by
                                                  Reference
12.  Information with Respect to S-2 or S-3
     Registrants................................  Not Applicable
13.  Incorporation of Certain Information by
     Reference..................................  Not Applicable
14.  Information with Respect to Registrants
     Other than S-3 or S-2 Registrants..........  Not Applicable
15.  Information with Respect to S-3
     Companies..................................  Not Applicable
16.  Information with Respect to S-2 or S-3
     Companies..................................  Not Applicable
17.  Information with Respect to Companies other
     than S-3 or S-2 Companies..................  Not Applicable
18.  Information if Proxies, Consents or
     Authorizations are to be Solicited.........  Not Applicable
19.  Information if Proxies, Consents or
     Authorizations are not to be Solicited or
     in an Exchange Offer.......................  Management; Incorporation of Certain
                                                  Documents by Reference; Business and
                                                  Properties; Policies with Respect to Certain
                                                  Activities; Description of Capital Stock;
                                                  Management

                      [PACIFIC GULF PROPERTIES LETTERHEAD]

                               November   , 1996

Holders of Pacific Gulf Properties
  8.375% Convertible Subordinated Debentures Due 2001

Dear Debenture holders:

     The accompanying materials describe an offer (the "Exchange Offer") being made by Pacific Gulf Properties Inc. (the "Company") pursuant to which you have the opportunity to exchange your 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures") for shares of the Company's Common Stock (the "Shares") at a premium over the existing conversion provisions of the Debentures. We believe that this Exchange Offer represents a valuable opportunity for both Debenture holders and the Company. Upon completion, it will significantly increase the Company's shareholder equity base while reducing its leverage. This will strengthen the Company's financial condition and, by enhancing its ability to raise additional capital, increase its potential for future growth.

     The Exchange Offer is being made for a limited time only, and is set to expire (unless extended by the Company) at 5:00 p.m., New York City time, on
December   , 1996 (the "Expiration Date").

     Your Debentures, by their terms, are currently convertible at any time into
53.6986 Shares per $1,000 principal amount. As detailed in the accompanying documents (which you are urged to review), you may offer to exchange your Debentures for Shares at a rate, which you may designate, of between 55 and 58 Shares for each $1,000 principal amount of Debenture. On or shortly after the Expiration Date, the Company will determine the lowest exchange rate that will enable it to exchange a minimum of $37.7 million principal amount of Debentures. That rate will become the "Designated Exchange Rate", and all Debentures tendered at or below that rate will be accepted for exchange at the Designated Exchange Rate. Debentures tendered for exchange at a higher rate will be returned to the holders and will remain outstanding pursuant to their terms. TENDERING HOLDERS WILL BE PAID, IN CASH, INTEREST ON THEIR EXCHANGED DEBENTURES ACCRUING FROM AUGUST 15, 1996 THROUGH THE EXPIRATION DATE.

     If you desire to assure the exchange of your Debentures regardless of the ultimate Designated Exchange Rate, you may do so by tendering your Debentures without specifying a level for exchange. If the Exchange Offer is successfully consummated, your validly tendered Debentures will be exchanged for Shares at the Designated Exchange Rate.

     As the following table indicates, exchange of Debentures at any offered conversion rate will, at current market prices, provide a tendering holder with additional economic value.

                                                     55 SHARES     56 SHARES     57 SHARES     58 SHARES
                                                     ---------     ---------     ---------     ---------
Current Market Value of Exchange Offer Shares(1)...    $1,004        $1,022        $1,040        $1,059
Current Market Value of $1,000 Debenture(2)........     1,000         1,000         1,000         1,000
                                                       ------        ------        ------        ------
ADDITIONAL VALUE PER $1,000 DEBENTURE TO DEBENTURE
  HOLDERS PURSUANT TO EXCHANGE OFFER...............    $    4        $   22        $   40        $   59
                                                       ======        ======        ======        ======
Dividend Income Per Annum on Exchange Offer
  Shares(3)........................................    $88.00        $89.60        $91.20        $92.80
Interest Income Per Annum on $1,000 Debenture(4)...     83.75         83.75         83.75         83.75
                                                       ------        ------        ------        ------
ADDITIONAL ANNUAL INCOME PER $1,000 DEBENTURE TO
  DEBENTURE HOLDERS PURSUANT TO EXCHANGE OFFER.....    $ 4.25        $ 5.85        $ 7.45        $ 9.05
                                                       ======        ======        ======        ======

---------------
(1) Based on the $18.25 closing price of a share of Common Stock on the American Stock Exchange on Wednesday, September 25, 1996.

(2) Based on the 100% closing price of a $1,000 face amount Debenture on the American Stock Exchange on Tuesday, September 24, 1996.

(3) The dividend income per annum shown for the Common Stock issuable upon acceptance of the Exchange Offer represents an annualized dividend amount of $1.60 per share based on the most recent quarterly dividend declared by the Company. There is no assurance that the Company's Board of Directors will continue to declare dividends on the Common Stock or, if declared, what the amount of future dividends will be. Management of the Company intends to recommend to the Board of Directors the payment of a Common Stock dividend for the quarter ending December 31, 1996.

(4) Unlike dividends on Common Stock, the Company is contractually obligated to pay the annual interest on the Debentures. Dividends are taxed differently from interest income under federal and state tax laws. Consult your tax adviser as to the effect of tax laws on the dividends and interest income discussed above.

     The Exchange Offer is conditioned upon the valid tender of at least $37.7 million in principal amount of Debentures, representing at least 66 2/3% of the total outstanding. The Company reserves the right to waive this condition. The Company also reserves the right to terminate and withdraw the Exchange Offer at any time, regardless of whether any valid tenders have already been received.

     PLEASE NOTE: A SUCCESSFUL CONSUMMATION OF THE EXCHANGE OFFER WILL SIGNIFICANTLY REDUCE THE PRINCIPAL AMOUNT OF OUTSTANDING DEBENTURES AND THEREFORE IS LIKELY TO HAVE A MATERIALLY ADVERSE EFFECT ON THE LIQUIDITY OF THE DEBENTURES. DEBENTURES REMAINING OUTSTANDING AFTER THE EXCHANGE OFFER MAY BE DE-LISTED BY THE AMERICAN STOCK EXCHANGE.

     We believe that this Exchange Offer represents a valuable financial incentive for holders of Debentures while enhancing the Company's financial strength and growth potential. In order to validly tender your Debentures, you must follow the procedures set forth in the attached prospectus and accompanying letter of transmittal. If you have any questions about, or require assistance with the procedures, please contact the Information Agent, D.F. King & Co., at 1-800-207-2872.

     Thank you for your support.

                                          Very truly yours,

                                          Glenn L. Carpenter
                                          Chairman of the Board
                                            and Chief Executive Officer

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT OF COMPLETION, DATED OCTOBER 2, 1996

                          PACIFIC GULF PROPERTIES INC.
                               OFFER TO EXCHANGE
                          UP TO ALL OF ITS OUTSTANDING
              8.375% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2001
                   ($56,506,000 PRINCIPAL AMOUNT OUTSTANDING)
      FOR NOT GREATER THAN 58 NOR LESS THAN 55 SHARES OF ITS COMMON STOCK

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
  , 1996
(AS SUCH DATE MAY BE EXTENDED, THE "EXPIRATION DATE"). DEBENTURES TENDERED FOR EXCHANGE MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

    Pacific Gulf Properties Inc., a Maryland corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange not greater than 58 nor less than 55 shares of its Common Stock, $.01 par value per share (the "Common Stock"), the exact number of shares to be specified by such tendering Debenture holders, for each $1,000 in principal amount of its 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures"). An aggregate principal amount of $56,506,000 of Debentures is outstanding. See "The Exchange Offer."

    The Company will determine a single exchange rate (not greater than 58 nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) that it will exchange for Debentures validly tendered pursuant to the Exchange Offer and not withdrawn (the "Designated Exchange Rate"), taking into consideration the number of Debentures so tendered and the exchange rates specified by the tendering Debenture holders. The Company will select the lowest Designated Exchange Rate that will enable it to exchange a minimum of $37,672,550 in aggregate principal amount of Debentures (or such lesser number of Debentures as are validly tendered and not withdrawn at exchange rates not greater than 58 shares nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) pursuant to the Exchange Offer. The Company will accept for exchange all Debentures validly tendered at exchange rates at or below the Designated Exchange Rate and not withdrawn on or prior to the Expiration Date (as defined below), upon the terms and subject to the conditions of the Exchange Offer. The Designated Exchange Rate will be applied to each exchange of Debentures effected, regardless of the exchange rate specified by the holder of such Debentures.

    All Debentures tendered without a specified exchange rate will be deemed to be tendered at an exchange rate of 55 shares of Common Stock for each $1,000 principal amount of Debentures. All Debentures tendered at exchange rates in excess of the Designated Exchange Rate will be returned. Debenture holders must complete the section of the Letter of Transmittal relating to the exchange rate at which they are tendering Debentures in order to validly tender Debentures. Holders of Debentures who wish to assure their participation in the Exchange Offer regardless of the ultimate Designated Exchange Rate may do so by tendering Debentures without specifying an exchange rate; if the Exchange Offer is successfully consummated, such Debentures validly tendered will be exchanged at the Designated Exchange Rate. Any holder of Debentures wishing to tender all or any portion of his or her Debentures should either follow the procedures set forth under "The Exchange Offer-Procedure for Tender" or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Tenders of Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    Promptly following the consummation of the Exchange Offer, the Company will pay in cash interest that has accrued from August 15, 1996 to the date of the consummation of the Exchange Offer in respect of Debentures that are tendered and exchanged pursuant to the Exchange Offer.

    The Exchange Offer is conditioned on the receipt by the Company, on or prior to the Expiration Date, of the tender of at least $37,672,550 in aggregate principal amount of outstanding Debentures, representing at least 66.67% of the principal amount of all outstanding Debentures; however, the Company may waive this condition. See "The Exchange Offer-Conditions." The Company also reserves the unilateral right to withdraw the Exchange Offer at any time, whether or not tenders have been received. See "The Exchange Offer."
SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREIN FOR A DISCUSSION OF CERTAIN RISKS
     THAT SHOULD BE CONSIDERED BY HOLDERS IN EVALUATING THE EXCHANGE OFFER.
                         ------------------------------

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                         ------------------------------

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.
                         ------------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER   , 1996

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock to be issued in the Exchange Offer. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the shares of Common Stock offered hereby. Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act of 1934, as amended (the "Exchange Act"), the Company will file with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4"), together with exhibits, furnishing certain additional information with respect to the Exchange Offer. The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. The Registration Statement, the Schedule 13E-4 and such reports and information can be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The Company's Common Stock and Debentures are listed on the American Stock Exchange, Inc. ("AMEX") and reports, proxy statements and other information concerning the Company may be obtained at the offices of AMEX, 86 Trinity Place, New York, New York 10006-1881.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company under the Exchange Act with the Commission.

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, dated March 21, 1996;

     (2) The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, dated May 7, 1996, amending the Company's Annual Report on Form 10-K, dated March 21, 1996;

     (3) The Company's Annual Report on Form 10-K/A for the fiscal year December 31, 1995, dated May 20, 1996, amending the Company's Annual Report on Form 10-K/A, dated May 7, 1996.

     (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, dated May 1, 1996;

     (5) The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1996, dated May 7, 1996, amending the Company's Quarterly Report on Form 10-Q, dated May 1, 1996;

     (6) The Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the Company's Current Report on Form 8-K/A, dated October 27, 1995;

     (7) The Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the Company's Current Report on Form 8-K, dated November 28, 1995;

     (8) The Company's Current Report on Form 8-K, dated May 7, 1996;

     (9) The Company's Current Report on Form 8-K/A, dated May 20, 1996, amending the Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the Company's Current Report on Form 8-K/A, dated October 27, 1995;

     (10) The Company's Current Report on Form 8-K/A, dated May 20, 1996, amending the Company's Current Report on Form 8-K, dated May 7, 1996;

     (11) The Company's Current Report on Form 8-K, dated June 12, 1996.

     (12) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, dated August 13, 1996; and

     (13) The description of the Company's Common Stock and the 8.375% Convertible Subordinated Debentures Due 2001 contained in its Registration Statement on Form 8-A/A filed with the Commission, on January 25, 1994 (file no. 1-12546).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer made hereby shall be deemed to be incorporated by reference into this Prospectus, and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Written or oral requests should be directed to Shareholder Relations, Pacific Gulf Properties Inc., 363 San Miguel Drive, Newport Beach, California 92660; telephone (714) 721-2700.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
Available Information.................................................................      2
Incorporation by Reference............................................................      3
Prospectus Summary....................................................................      5
Risk Factors..........................................................................     12
The Exchange Offer....................................................................     16
Description of Capital Stock..........................................................     22
Business and Properties...............................................................     23
Policies With Respect to Certain Activities...........................................     27
Pro Forma Financial Information.......................................................     29
Management............................................................................     29
Market and Trading Information........................................................     29
Certain Federal Income Tax Considerations.............................................     30
Miscellaneous.........................................................................     39
Legal Matters.........................................................................     40

                               PROSPECTUS SUMMARY

     The following is a summary of certain information included in the Prospectus or in documents referred to herein. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information found elsewhere in this Prospectus, all of which should be reviewed carefully.

                                  THE COMPANY

     The Company, a self-administered and self-managed equity real estate investment trust ("REIT"), owns, operates, manages, leases, acquires and rehabilitates multifamily and industrial properties. The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company focuses on this geographic region due to management's extensive experience in these markets and management's belief that these markets present potential for long-term economic growth. The Company currently owns a portfolio of 21 multifamily properties, containing 3,945 apartment units (the "Multifamily Properties"), and 20 industrial properties, containing an aggregate of 4,443,000 leasable square feet (the "Industrial Properties," and collectively with the Multifamily Properties, the "Properties").

     Management believes that focusing on two property types allows the Company greater opportunities and flexibility than would be available by investing in only one property type. Apartments have shorter term leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of these rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with greater options in implementing its investment, disposition and property management strategies.

     The Company's objective is to increase shareholder value by improving net operating income of existing properties and through acquisitions. Management closely monitors rental operations and administrative expenses, utilizes new technologies, periodically conducts contract reviews, and seeks opportunities to maximize economies of scale in order to control costs, reduce tenant turnover and assure that the Company is competitive in all aspects of its operations. The Company also seeks to increase shareholder value through the acquisition of properties that provide attractive initial returns and opportunities to increase net operating income. Additionally, the Company seeks well-located properties in strong markets where values have suffered due to poor management or maintenance and that can be acquired at less than replacement cost. See "Risk Factors."

     Mr. Glenn L. Carpenter, the Company's Chairman and Chief Executive Officer, and his five member senior management team have an average of 17 years real estate experience within the Company's markets. The Company employs approximately 155 persons, of whom 125 are on-site or property related.

     The Company's executive offices are located at 363 San Miguel Drive, Newport Beach, California 92660 and its telephone number is (714) 721-2700.

                               THE EXCHANGE OFFER

The Exchange Offer.........  The Company is offering upon the terms and subject to the conditions set forth herein and in the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange not greater than 58 and not less than 55 shares of its Common Stock for each $1,000 in principal amount of the outstanding Debentures (the "Exchange Offer"). The Company will determine a single exchange rate (not greater than 58 nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) that it will exchange for Debentures validly tendered pursuant to the Exchange Offer and not withdrawn (the "Designated

                               Exchange Rate"), taking into consideration the number of Debentures so tendered and the exchange rates specified by the tendering Debenture holders. The Company will select the lowest Designated Exchange Rate that will enable it to exchange a minimum of $37,672,550 in aggregate principal amount of Debentures (or such lesser number of Debentures as are validly tendered and not withdrawn at exchange rates not greater than 58 nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) pursuant to the Exchange Offer. The Company will accept for exchange all Debentures validly tendered at exchange rates at or below the Designated Exchange Rate and not withdrawn on or prior to the Expiration Date, upon the terms and subject to the conditions of the Exchange Offer. The Designated Exchange Rate will be applied to each exchange of Debentures effected, regardless of the exchange rate specified by the holder of such Debentures. All Debentures tendered without a specified exchange rate will be deemed to be tendered at an exchange rate of 55 shares of Common Stock for each $1,000 principal amount of Debentures. All Debentures tendered at exchange rates in excess of the Designated Exchange Rate will be returned. Holders of Debentures who wish to assure their participation in the Exchange Offer regardless of the ultimate Designated Exchange Rate may do so by tendering Debentures without specifying an exchange rate; if the Exchange Offer is successfully consummated, such Debentures validly tendered will be exchanged at the Designated Exchange Rate. As of the date of this Prospectus, $56,506,000 in aggregate principal amount of the Debentures is
                               outstanding. As of           , 1996, there were
                               [            ] registered holders of the
                               Debentures. See "The Exchange Offer -- Terms of the Exchange Offer."

Purpose and Effects........  The Exchange Offer will improve the Company's capitalization by increasing its outstanding equity base and reducing its indebtedness. The Company believes that the issuance of additional shares of Common Stock will improve the trading and liquidity of the Common Stock which may enhance its attractiveness to institutional and other investors. Additionally, a reduction in the Company's indebtedness will improve the Company's interest coverage ratio and may lower its long-term capital costs. The Company believes that improving its capitalization will provide it with enhanced access to the capital markets and expand its opportunities for future growth.

                             Debentures holders participating in the Exchange
                               Offer will receive more shares of Common Stock per $1,000 in principal amount of Debentures than they would otherwise receive upon conversion outside of the Exchange Offer. Therefore, participating Debenture holders have an opportunity to share in any long-term appreciation in the value of the Company's Common Stock to a greater extent than non-participating holders. In addition, participating Debenture holders will receive higher current income through their participation in the Exchange Offer.

Economic Impact on
Tendering Debenture
  Holders..................  Regardless of the Designated Exchange Rate selected by the Company, if the Exchange Offer is consummated, holders of Debentures who tender their Debentures will receive more shares of Common Stock than they would receive if they converted such Debentures outside the Exchange Offer. Depending on the trading price of the Debentures and the Common Stock, tendering holders could receive additional economic value. See "The Exchange Offer -- Potential Benefits to Tendering Debenture Holders."

Expiration Date............  5:00 p.m., New York City time, on           , 1996
                               as the same may be extended. See "The Exchange Offer -- Expiration Date; Extensions; Amendments."

Conditions of the Exchange
  Offer....................  The Exchange Offer is conditioned upon the receipt by the Company, on or prior to the Expiration Date, of the tender of at least $37,672,550 in aggregate principal amount of outstanding Debentures, representing at least 66.67% of the principal amount of all outstanding Debentures; however, the Company may waive this condition. The Company also reserves the right to terminate the Exchange Offer at any time prior to the consummation of the Exchange Offer. See "The Exchange Offer -- Conditions of the Exchange Offer."

Accrued Interest on the
  Debentures...............  Promptly following the consummation of the Exchange
                               Offer, the Company will pay in cash interest that has accrued from August 15, 1996 to the date of the consummation of the Exchange Offer in respect of Debentures that are tendered and exchanged pursuant to the Exchange Offer.

Procedures for Tendering
  Debentures...............  Holders of Debentures wishing to accept the
                               Exchange Offer must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver the Letter of Transmittal to the Exchange Agent at one of the addresses set forth herein. See "The Exchange Offer -- Procedures for Tendering Debentures."

Guaranteed Delivery
  Procedures...............  Holders of Debentures who wish to tender their
                               Debentures and (i) whose Debentures are not immediately available or (ii) who cannot deliver their Debentures or any other documents required by the Letter of Transmittal or any other related document to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Debentures according to the guaranteed delivery procedures set forth in the Letter of Transmittal. See "The Exchange
                               Offer -- Guaranteed Delivery Procedures."

Acceptance of Debentures
  and Delivery of Shares of
  Common Stock.............  Upon effectiveness of the Registration Statement of which this Prospectus constitutes a part and consummation of the Exchange Offer, the Company will, subject to the terms and conditions of the Exchange Offer, accept any and all Debentures that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The shares of Common Stock issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the

                               Debentures. See "The Exchange Offer -- Acceptance of Debentures for Exchange; Delivery of Shares of Common Stock."

Withdrawal Rights..........  Tenders of Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                               Offer -- Withdrawal Rights."

Federal Income Tax
  Consequences.............  For a discussion of the federal income tax consequences of the exchange of the Debentures, please see "Certain Federal Income Tax Considerations."

Market Price and Trading...  The Debentures and the Common Stock are traded on
                               AMEX. See "Market and Trading Information." As of
                                           , 1996, the last trading day prior to
                               the announcement of the Exchange Offer, the following prices were reported:

                                         DEBENTURES                     COMMON STOCK
                               (PER $1,000 PRINCIPAL AMOUNT)            (PER SHARE)
                              ----------------------------------------------------------------
                                             $                               $

The Exchange Agent.........  Harris Trust Company of California is the exchange agent (in such capacity, the "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- The Exchange Agent; Assistance" and the back cover of this Prospectus.

The Information Agent......  D.F. King & Co., Inc. is the Information Agent. The
                               address and telephone number of the Information Agent are set forth in "The Exchange Offer -- The Information Agent."

Questions..................  Any questions regarding the Exchange Offer, including the procedure for tendering Debentures in the Exchange Offer, should be directed to the Information Agent at (800) 207-2872.

Regulatory Compliance......  The Exchange Offer is subject to certain federal and state regulations. The Company has complied, and intends to continue to comply, with such requirements in all material respects.

Fees and Expenses..........  All expenses incident to the Company's consummation of the Exchange Offer will be borne by the Company. The Company will also pay certain transfer taxes applicable to the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."

Brokerage Commissions......  None.

Transfer Taxes.............  None, if the shares of Common Stock issued pursuant to the Exchange Offer are issued to the
                               registered holders of the Debentures so
                               exchanged.

No Rights of Dissenting
  Holders..................  Holders of Debentures who do not tender their
                               Debentures pursuant to the Exchange Offer will have no appraisal rights under applicable state law or otherwise.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth summary historical and pro forma financial and operating data of the Company (including the operations of its predecessor prior to 1994, the multifamily and industrial operations acquired from Santa Anita Realty Enterprises, Inc., the "Predecessor"). The following summary information should be read in conjunction with the consolidated and combined financial statements and the related footnotes incorporated by reference and the pro forma condensed consolidated financial information of the Company included elsewhere in this Prospectus.

     For the year ended December 31, 1995, the pro forma operating information is presented as if the following transactions occurred as of the beginning of the period (i) the purchases and dispositions of certain multifamily and industrial properties during 1995 and the purchase of an industrial property in 1996 as more fully described in the pro forma condensed consolidated financial statements (ii) the purchases of nine industrial properties acquired during 1996 utilizing proceeds from the Company's May 1996 common stock offering (the "Acquisition Properties"), eight of which were acquired by June 30, 1996 (iii) the completion of the May 1996 common stock offering and the establishment of a line of credit for the purchase of the nine Acquisition Properties and (iv) the completion of the Exchange Offer for the exchange of the Debentures into shares of Common Stock as more fully described in this Prospectus.

     For the six months ended June 30, 1996, the pro forma operating information is presented as if the following transactions occurred as of the beginning of the period as more fully described in the pro forma condensed consolidated financial statements (i) the purchase of an industrial property in 1996 as more fully described in the pro forma consolidated financial statements (ii) the purchase of the Acquisition Properties (iii) the completion of the May 1996 common stock offering and the establishment of a line of credit for the purchase of the nine Acquisition Properties and (iv) the completion of the Exchange Offer for the exchange of the Debentures into shares of Common Stock as more fully described in this Prospectus.

     Pro forma balance sheet information is presented as if the purchase of the remaining Acquisition Property and the exchange of the Debentures pursuant to the Exchange Offer described in this Prospectus had occurred as of June 30, 1996.

     The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations would have been as of the dates or for the periods indicated, nor does purport to represent the financial position and results of operations for any future period.

                                        YEARS ENDED DECEMBER 31,                                  SIX MONTHS ENDED JUNE 30,
                -------------------------------------------------------------------------    ------------------------------------
                          PREDECESSOR                              COMPANY                                 COMPANY
                --------------------------------    -------------------------------------    ------------------------------------
                                         HISTORICAL                             PRO FORMA          HISTORICAL          PRO FORMA
                ------------------------------------------------------------    ---------    ----------------------    ----------
                  1991        1992        1993       1994(1)         1995        1995(2)       1995         1996        1996(2)
                --------    --------    --------    ---------      ---------    ---------    ---------    ---------    ----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Rental
 income........ $  8,392    $ 11,653    $ 16,152    $  26,144      $  37,091    $ 51,144     $  16,837    $  22,700    $  26,112
Rental property
 expenses......    3,124       4,845       7,506       10,376         12,782      18,055         5,884        7,771        8,652
                --------    --------    --------    ---------      ---------    ---------    ---------    ---------    ----------
Net rental
 property
 earnings......    5,268       6,808       8,646       15,768         24,309      33,085        10,953       14,929       17,460
Income (loss)
 before gain on
 sale of
 properties and
 extraordinary
 item..........   (1,207)     (1,620)    (12,036)       2,158          1,739       8,828         1,073          945        4,986
Net income
 (loss)........   (1,207)     (1,620)    (12,036)        (832)         8,403      15,492         1,073          945        4,986
Net income
 (loss) per
 common
 share.........       --          --          --         (.07)(3)       1.74        1.47           .22          .18          .47
Weighted
 average common
 shares........       --          --          --    4,273,337(3)   4,830,723    10,543,652   4,804,392    5,263,212    10,577,407
BALANCE SHEET
 DATA
Real estate,
 net of
 accumulated
depreciation... $ 70,281    $ 95,914    $ 97,698    $ 193,457      $ 278,692     337,824     $ 199,110    $ 330,432    $ 336,874
Total assets...   73,944     100,186      99,984      202,519        288,591     334,801       208,610      350,922      346,233
Senior debt....   52,824      78,613      88,740       69,480        149,847     180,464        78,274      176,758      176,758
Convertible
 subordinated
 debentures....       --          --          --       55,526         55,659          --        55,589       55,659           --
Total equity...   22,112      23,200       9,501       70,860         71,980     154,953        68,435      104,682      157,650
PROPERTY DATA
 (END OF
 PERIOD)
Total apartment
 properties....        5           9          10           13             21          21            13           21           21
Total apartment
 units.........    1,290       2,398       2,654        3,292          3,945       3,945         3,292        3,945        3,945
Apartment units
 occupied......      95%         93%         92%          93%            92%         92%           92%          95%          95%
Total
 industrial
 properties....        3           3           3            9             10          20             9           19           20
Industrial
 leasable area
 (sq. ft.).....  185,000     185,000     185,000    2,426,000      2,902,000    4,443,000    2,426,000    4,146,000    4,443,000
Industrial
 leasable area
 leased........      89%         97%         95%          97%            96%         92%           97%          95%          94%
SUPPLEMENTAL
 DATA
Funds from
operations -- New
 Definition(4)... $    480  $    662    $  1,572    $   5,879      $   7,820    $ 16,633     $   3,861    $   4,750    $   9,175
Cash flow
 information:
Operating......     (367)       (348)      1,307        3,950          7,138          --         2,429        6,134           --
Investing......  (18,084)    (27,660)    (15,323)     (99,504)       (84,480)         --        (8,378)     (55,412)          --
Financing......   18,398      28,318      13,798       98,649         76,674          --         5,054       59,546           --

---------------
(1) Includes the combined historical operations of the Company (from February 18 through December 31, 1994) and the Predecessor's multifamily and industrial operations (prior to February 18, 1994).

(2) See notes to pro forma condensed consolidated financial statements included elsewhere in this Prospectus Supplement.

(3) Per share data for 1994 was based on the weighted average common shares outstanding for the period February 18, 1994 (the closing date of the Company's initial public offering) through December 31, 1994 and the Company's net loss for that period.

(4) Funds From Operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers Funds From Operations to be a useful measure of the operating performance of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. FFO does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, FFO as disclosed by other REITs may not be comparable to the Company's calculation of FFO. On March 3, 1995, NAREIT modified the calculation of FFO to, among other things, eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. See "Selected Financial and Operating Data".

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before tendering Debentures.

DEBT FINANCING; RISK OF RISING INTEREST RATES

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, that the Company will not be able to refinance existing indebtedness on its properties, or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. As of June 30, 1996, the Company had outstanding approximately $177 million of indebtedness secured by certain of its properties.

     If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's cash provided by operating activities and its ability to make distributions or payments to holders of its securities. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's funds from operations. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to actively continue to acquire industrial and multifamily residential properties. Acquisitions of such properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general real estate investment risks associated with any new real estate investment.

     The Company may also pursue industrial and multi-family residential property development projects, although it has not heretofore done so. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. Such development activities will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project not economical; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a development project causing a reduction in funds from operations or the funds available for distribution.

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its stockholders will be adversely affected. The performance of the economy in each of the areas in which the Company's properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Company's properties and their underlying values. The financial results of major local employers may have an impact on the cash flow and value of certain of the Company's properties.

LACK OF GEOGRAPHIC DIVERSIFICATION

     The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. Income from the Company's properties may be adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as an oversupply of space or a reduction in demand for rental space, the attractiveness of the Company's properties to tenants, competition from other available space, the ability of the Company to provide the adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Company's properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

AFFORDABLE HOUSING LAWS

     Certain of the Company's multi-family properties are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents whose incomes do not exceed a certain percentage of the local median. These laws and regulations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available to those persons satisfying such requirements, could adversely affect the Company's profitability and its ability to develop certain communities in the future.

COMPETITION

     Numerous industrial and residential properties compete with the Company's properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Company's properties. The number of competitive properties in a particular area could have a material effect on the Company's ability to lease space in its properties or at newly developed or acquired properties and on the rents charged.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs or removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

     Certain environmental laws impose liability for any release of asbestos-containing materials ("ACMs") into the air. In addition, third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs released from such properties. Limited quantities of ACMs are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatments located at certain of the Company's properties. The ACMs present at such properties are generally in good condition, and possess low probabilities for unintentional disturbance. The Company has implemented operations and maintenance plans for properties where ACMs are present or reasonably suspected. It is the Company's policy that generally ACMs will be removed by the Company in the ordinary course of renovation and construction.

     There may also be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims. Typically, the existence of lead paint is more of a concern in residential units than in commercial properties. A structure built prior to 1978 may contain lead-based paint and thus may present a potential for exposure to lead. Structures built after 1978 are not likely to contain lead-based paint. While the Company's existing multifamily properties have not been tested for lead-based paint, the majority were constructed after 1978 and therefore are not likely to contain lead-based paint.

     The Company did not search for the existence of electric transmission lines near the Company's properties. Electric transmission lines are one of many sources of electro-magnetic fields ("EMFs") to which people may be exposed. Research into potential health impacts associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, while others have required transmission facilities to measure for levels of EMFs. In addition, the Company understands that lawsuits have, on occasion, been filed (primarily against electric utilities) alleging personal injuries resulting from exposure as well as fear of adverse health effects. In addition, fear of adverse health effects from transmission lines has been a factor considered in determining property values in obtaining financing and in condemnation proceedings. Therefore, there is a potential for the value of the Company's properties to be affected as a result of proximity to a transmission line and for the Company to be exposed to damage claims by persons exposed to EMFs.

     Each of the Company's properties has been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing) completed by licensed and qualified independent environmental consultant companies. Some of the properties have been subject to a limited subsurface investigation. These environmental assessments have not revealed any environmental liability, nor is the Company aware of any environmental liability, that the Company's management believes would have a material adverse effect on the company's business, assets or results of operations.

     No assurance can be given that existing environmental assessments with respect to any of the Properties would reveal all environmental liabilities, that any prior owner of any of the Company's properties did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Company's properties.

GENERAL UNINSURED LOSSES

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance for each of its properties, with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses which are either uninsurable or not economically insurable. Further, all of the Company's properties are located in areas that are subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should one or more of the Company's properties sustain damage as a result of an earthquake, the Company may sustain losses due to insurance deductibles, co-payments on insured losses or uninsured losses.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Tax Liabilities Upon Failure to Qualify as a REIT. The Company made the election to be treated for federal income tax purposes as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). No assurance can be given that the Company will operate in a manner enabling it to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions which have only a limited number of judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the federal income tax consequences of such qualification.

     If in any taxable year the Company does not qualify as a REIT, it would be taxed as a regular corporation and distributions to the holders of the Common Stock would not be deductible by the Company in computing its taxable income. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the funds from operations available for investment or distribution or payment to holders of the securities because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions.

     To qualify as a REIT, the Company is required to distribute at least 95% of its taxable income to its shareholders each year. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would have material adverse tax consequences.

QUALIFICATION OF THE OPERATING PARTNERSHIP AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON
  REIT STATUS

     PGP Inland Communities, L.P., the Company's subsidiary operating partnership (the "Operating Partnership"), is intended to be treated as a partnership for federal income tax purposes. If the IRS were to challenge successfully the status of the Operating Partnership as a partnership for federal income tax purposes, the Operating Partnership would be treated as an association taxable as a corporation. In such event, for federal income tax purposes the character of the Company's assets and income pertaining to its interest in the Operating Partnership would change, and could cause the Company to fail to meet the requirements for taxation as a REIT for federal income tax purposes and therefore to be taxed as a regular corporation. The imposition of a corporate tax on the Company and the Operating Partnership would significantly reduce the funds from operations available for investment or distribution or payment to holders of the securities.

     Other REIT Taxes. Although qualified to be taxed as a REIT, certain transactions or other events could lead to the Company being taxed at rates ranging from 4% to 100% on certain income or gains.

DEPENDENCE ON KEY PERSONNEL

     The Company's management has substantial experience in acquiring, managing and financing multifamily and industrial properties. The Company believes that its success will depend in significant part upon the efforts of such persons and that it may be difficult to replace such persons with individuals having comparable experience.

ISSUANCE OF SHARES MAY ADVERSELY AFFECT MARKET PRICE OF COMMON STOCK AND DILUTE PER SHARE AMOUNTS
  AVAILABLE FOR DISTRIBUTION

     Future issuances of substantial amounts of Common Stock upon conversion of any Debentures that are not tendered pursuant hereto could adversely affect the market price for the Common Stock and dilute per share amounts available for distribution to shareholders. An aggregate of $56,506,000 in principal amount of Debentures are, as of immediately prior to the consummation of the Exchange Offer, outstanding and convertible, outside of the Exchange Offer, at a conversion rate of 53.6986 shares of Common Stock for each $1,000 principal amount of Debentures, into an aggregate of 3,034,293 additional shares of Common Stock. The Company cannot estimate how many Debentures will be tendered for exchange in the Exchange Offer. Debentures that are not so tendered are convertible at any time at the election of the holders.

RESTRICTIONS ON TRADING OF UNTENDERED DEBENTURES

     While the Exchange Offer is conditioned upon the receipt by the Company of a minimum of $37,672,550 in aggregate principal amount of Debentures, representing 66.67% of all outstanding Debentures, the Company may accept for exchange a greater aggregate principal amount of Debentures. Accordingly, after the Exchange Offer, the amount of outstanding Debentures may be significantly decreased. The Debentures are currently traded on AMEX, which requires its listed securities to meet certain distribution and trading conditions. The Company can give no assurance that these conditions will continue to be satisfied after the Exchange Offer, and the greater the number of Debentures exchanged pursuant to the Exchange Offer, the less likely it will be that such conditions will be satisfied. If these conditions are not satisfied, AMEX may delist the Debentures, restricting the liquidity of the Debentures that are not tendered. In addition, even if the Debentures are not delisted, the consummation of the Exchange Offer will decrease the number of outstanding Debentures and the number of holders thereof, most likely rendering the Debentures less liquid.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     The Exchange Offer will improve the Company's capitalization by increasing its outstanding equity base and reducing its indebtedness. The Company believes that the issuance of additional shares of Common Stock will improve the trading and liquidity of the Common Stock which may enhance its attractiveness to institutional and other investors. Additionally, a reduction in the Company's indebtedness will improve the Company's interest coverage ratio and may lower its long-term capital costs. The Company believes that improving its capitalization will provide it with enhanced access to the capital markets and expand its opportunities for future growth.

     Debenture holders participating in the Exchange Offer will receive more shares of Common Stock per $1,000 in principal amount of Debentures than they would otherwise receive upon conversion outside of the Exchange Offer. Therefore, participating Debenture holders have an opportunity to share in any long-term appreciation in the value of the Company's Common Stock to a greater extent than non-participating holders. In addition, participating Debenture holders will receive higher current income through their participation in the Exchange Offer.

CONSEQUENCES OF FAILURE TO TENDER DEBENTURES

     Following the expiration of the Exchange Offer, the liquidity of the market for a holder's Debentures could be adversely affected if such holder elects to not participate in the Exchange Offer. See "Risk Factors -- Restrictions on Trading of Untendered Debentures."

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange not greater than 58 and not less than 55 shares of its Common Stock for each $1,000 in principal amount of the outstanding Debentures. The Company will determine a single exchange rate (not greater than 58 nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) that it will exchange for Debentures validly tendered pursuant to the Exchange Offer and not withdrawn (the "Designated Exchange Rate"), taking into consideration the number of Debentures so tendered and the exchange rates specified by the tendering Debenture holders. The Company will select the lowest Designated Exchange Rate that will enable it to exchange a minimum of $37,672,550 in aggregate principal amount of Debentures (or such lesser number of Debentures as are validly tendered and not withdrawn at exchange rates not greater than 58 nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) pursuant to the Exchange Offer. The Company will accept for exchange all Debentures validly tendered at exchange rates at or below the Designated Exchange Rate and not withdrawn on or prior to the Expiration Date (as defined below), upon the terms and subject to the conditions of the Exchange Offer. The Designated Exchange Rate will be applied to each exchange of Debentures effected, regardless of the exchange rate specified by the holder of such Debentures. All Debentures tendered without a specified exchange rate will be deemed to be tendered at an exchange rate of 55 shares of Common Stock for each $1,000 principal amount of Debentures. All Debentures tendered at exchange rates in excess of the Designated Exchange Rate will be returned. Holders of Debentures who wish to assure their participation in the Exchange Offer regardless of the ultimate Designated Exchange Rate may do so by tendering Debentures without specifying an exchange rate; if the Exchange Offer is successfully consummated, such validly tendered Debentures will be exchanged at the Designated Exchange Rate. Tenders of the Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is conditioned upon the receipt by the Company, on or prior to the Expiration Date, of the tender of at least $37,672,550 in aggregate principal amount of outstanding Debentures, representing at least 66.67% of the principal amount of all outstanding Debentures; however, the Company may waive this condition. See "Conditions of the Exchange Offer."

     Debentures may be tendered only in multiples of $1,000. Subject to the foregoing, holders of Debentures may tender less than the aggregate principal amount represented by the Debentures held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Debentures (or so indicate pursuant to the procedures for book-entry transfer).

     As of the date of this Prospectus, $56,506,000 in aggregate principal
amount of the Debentures is outstanding. As of           , 1996, there were
[            ] registered holders of the Debentures. Only a holder of the
Debentures (or such holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. The Company believes that, as of the date of this Prospectus, no such holder is an affiliate (as defined in Rule 405 under the Securities Act) of the Company.

     The Company shall be deemed to have accepted validly tendered Debentures when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Debentures.

ECONOMIC IMPACT ON TENDERING DEBENTURE HOLDERS

     A comparison of the economic impact of exchanging $1,000 principal amount of Debentures pursuant to the Exchange Offer at the different share levels versus retaining such Debentures is set forth below:

                                                     55 SHARES     56 SHARES     57 SHARES     58 SHARES
                                                     ---------     ---------     ---------     ---------
Current Market Value of Exchange Offer Shares(1)...   $ 1,004       $ 1,022       $ 1,040       $ 1,059
Current Market Value of $1,000 Principal Amount of
  Debentures(2)....................................     1,000         1,000         1,000         1,000
                                                     ---------     ---------     ---------     ---------
ADDITIONAL VALUE TO DEBENTURE HOLDERS PURSUANT TO
  EXCHANGE OFFER...................................   $     4       $    22       $    40       $    59
                                                      =======       =======       =======       =======
Dividend Income Per Annum on Exchange Offer
  Shares(3)........................................   $ 88.00       $ 89.60       $ 91.20       $ 92.80
Interest Income Per Annum on $1,000 Principal
  Amount of Debentures(4)..........................     83.75         83.75         83.75         83.75
                                                     ---------     ---------     ---------     ---------
ADDITIONAL INCOME TO DEBENTURE HOLDERS PURSUANT TO
  EXCHANGE OFFER...................................   $  4.25       $  5.85       $  7.45       $  9.05
                                                      =======       =======       =======       =======

---------------
(1) Based on the $18.25 closing price of a share of Common Stock on the American Stock Exchange on September 25, 1996.

(2) Based on the 100% closing price of a $1,000 face amount Debenture on the American Stock Exchange on September 24, 1996.

(3) The dividend income per annum shown for the Common Stock issuable upon acceptance of the Exchange Offer represents an annualized dividend amount based on the most recent quarterly dividend declared by the Company. There is no assurance that the Company's Board of Directors will continue to declare dividends on the Common Stock or, if declared, what the amount of future dividends will be. Management of the Company intends to recommend to the Board of Directors the payment of a Common Stock dividend for the quarter ending December 31, 1996.

(4) Unlike dividends on Common Stock, the Company is contractually obligated to pay the annual interest on the Debentures. Dividends are taxed differently from interest income under federal and state tax laws. Consult your tax adviser as to the effect of tax laws on the dividends and interest income discussed above.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The Expiration Date shall be             , 1996 at 5:00 p.m., New York City
time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended.

     The Company expressly reserves the right in its sole discretion at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of, or exchange of any Debentures, by giving oral or written notice of such extension to the Exchange Agent.

     The Exchange Offer, the Letter of Transmittal and other relevant materials are being mailed to record holders of Debentures and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Debentures.

     If the Company makes a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, or if it waives a material condition of the Exchange Offer, the Company will extend the Exchange Offer consistent with Rule 13e-4 under the Exchange Act. The Commission has taken the position that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change of more than two percent in percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information. For purposes of the Exchange Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     The Company also expressly reserves the right (i) to delay acceptance for exchange of or exchange for any Debentures to be exchanged by it pursuant to the Exchange Offer, regardless of whether such Debentures were theretofore accepted for exchange, and (ii) at any time, or from time to time, to amend the Exchange Offer in any manner which would not adversely affect the holders of Debentures. The Company's reservation of the right to delay exchange of Debentures that it has accepted for payment is limited by Rule 13e-4 under the Exchange Act, which requires that a bidder must pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of any exchange offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date Without limiting the manner in which the Company may choose to make any public announcement, the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

CONDITIONS OF THE EXCHANGE OFFER

     The Exchange Offer is conditioned upon the receipt by the Company, on or prior to the Expiration Date, of the tender of at least $37,672,550 in aggregate principal amount of outstanding Debentures, representing at least 66.67% of the principal amount of all outstanding Debentures; however, the Company may waive this condition. In addition, the Company reserves the right to terminate the Exchange Offer at any time prior to the consummation of the Exchange Offer.

ACCRUED INTEREST

     Promptly following the consummation of the Exchange Offer, the Company will pay in cash interest that has accrued from August 15, 1996 to the date of the consummation of the Exchange Offer in respect of the Debentures that are tendered and exchanged pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING DEBENTURES

     The tender of a holder's Debentures as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Debentures for exchange pursuant to the Exchange Offer must transmit such Debentures, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. In accordance with Instruction 6 of the Letter of Transmittal, each Debenture holder who wishes to tender Debentures must specify the exchange rate (not greater than 58 shares nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) at which such Debenture holder is willing to have the Company exchange such Debentures. As promptly as practicable following the Expiration Date, the Company will determine the Designated Exchange Rate (not greater than 58 shares nor less than 55 shares of Common Stock for each $1,000 principal amount of Debentures) that it will pay for Debentures validly tendered and not withdrawn pursuant to the Exchange Offer, taking into account the number of Debentures so tendered and the exchange rates specified by tendering Debenture holders. All Debentures tendered without a specified exchange rate will be deemed to be tendered at an exchange rate of 55 shares of Common Stock for each $1,000 principal amount of Debentures. All Debentures exchanged pursuant to the Exchange Offer will be exchanged at the Designated Exchange Rate. All Debentures not exchanged pursuant to the Exchange Offer, including Debentures tendered at exchange rates greater than the Designated Exchange Rate, will be returned to the tendering Debenture holders at the Company's expense as promptly as practicable following the Expiration Date. THE METHOD OF DELIVERY OF DEBENTURES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Debentures by causing DTC to transfer such Debentures into the Exchange Agent's account in accordance with DTC's procedures for such transfer. In connection with a book-entry transfer, a Letter of Transmittal need not be transmitted to the Exchange Agent, provided that the book-entry transfer procedure must be complied with prior to 5:00 p.m., New York City time, on the Expiration Date.

     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Debentures surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Debentures who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or
(ii) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder of the Debentures, the Debentures surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Debentures means any person in whose name the Debentures are registered on the books of the Registrar.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Debentures tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Debentures not properly tendered and to reject any Debentures the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Debentures either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Debentures in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Debentures for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Debentures for exchange but shall not incur any liability for failure to give such notification. Tenders of the Debentures will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

     Any beneficial owner of the Debentures (a "Beneficial Owner") whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Debentures in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial Owner's behalf. If such Beneficial Owner wishes to tender directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and tendering Debentures, make appropriate arrangements to register ownership of the Debentures in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Debentures and (i) whose Debentures are not immediately available or (ii) who cannot deliver their Debentures or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Debentures according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Holder, (ii) on or prior to the Expiration Date, the Exchange Agent must have received from the Holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of the tendered Debentures, and the principal amount of tendered Debentures, stating that the tender is being made thereby and guaranteeing that, within four (4) business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Debentures, a duly executed Letter of Transmittal and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Debentures in proper form for transfer (or confirmation of a book-entry transfer of such Debentures into the Exchange Agent's account at DTC) must be received by the Exchange Agent within four (4) business days after the Expiration Date. Any Holder who wishes to tender Debentures pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Debentures prior to 5:00 p.m., New York City time, on the Expiration Date.

ACCEPTANCE OF DEBENTURES FOR EXCHANGE; DELIVERY OF SHARES OF COMMON STOCK

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Debentures that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The shares of Common Stock issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Debentures. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Debentures, when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuances of shares of Common Stock for Debentures that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Debentures, a properly completed and duly executed Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of such Debentures into the Exchange Agent's account at DTC);

provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Debentures are not accepted for any reason, such unaccepted Debentures will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of the Debentures may be withdrawn by delivery of a written notice to the Exchange Agent, at its address set forth on the back cover page of this Prospectus, at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Debentures to be withdrawn (the "Depositor"), (ii) identify the Debentures to be withdrawn (including the certificate number or numbers and principal amount of such Debentures, as applicable), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Debentures were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution together with the other documents required upon transfer by the Indenture, and (iv) specify the name in which such Debentures are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. Any questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion. The Debentures so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Debentures which have been tendered for exchange but which are withdrawn will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal. Properly withdrawn Debentures may be retendered by following one of the procedures described under "The Exchange Offer -- Procedures for Tendering Debentures" at any time on or prior to the Expiration Date.

THE EXCHANGE AGENT; ASSISTANCE

     Harris Trust Company of California is the Exchange Agent. All tendered Debentures, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent as follows:

                       HARRIS TRUST COMPANY OF CALIFORNIA

              By Mail:                     By Overnight Courier:                      By Hand:
 Harris Trust Company of California  Harris Trust Company of California  Harris Trust Company of California
c/o Harris Trust Company of New York c/o Harris Trust Company of New York c/o Harris Trust Company of New York
        Wall Street Station              77 Water Street, 4th Floor                Receive Window
           P.O. Box 1010                     New York, NY 10005              77 Water Street, 5th Floor
      New York, NY 10268-1010                                                    New York, NY 10005
                                         By Facsimile Transmission:
                                      (For Eligible Institutions Only)
                                               (212) 701-7636
                                               (212) 701-7637
                                           Confirm by Telephone:
                                               (212) 701-7624

THE INFORMATION AGENT; ASSISTANCE

     D.F. King & Co., Inc. is the Information Agent. All questions regarding the Exchange Offer, including requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents, should be addressed to the Information Agent as follows:

                             D.F. KING & CO., INC.
                                77 WATER STREET
                            NEW YORK, NEW YORK 10005

                          CALL COLLECT (212) 269-5550
                            TOLL FREE (800) 207-2872

FEES AND EXPENSES

     All expenses incident to the Company's consummation of the Exchange will be borne by the Company, including, without limitation: (i) all registration and filing fees (including, without limitation, fees and expenses of compliance with state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for the shares of Common Stock in a form eligible for deposit with DTC and of printing Prospectuses), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of independent certified public accountants, (vi) rating agency fees, (vii) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties), and (viii) fees and expenses incurred in connection with the listing of the shares of Common Stock on a securities exchange.

     The Company will pay the Exchange Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

     The Company has retained Alex. Brown & Sons Incorporated as its financial advisor with respect to the Exchange Offer, and will pay reasonable and customary fees to such firm.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Debentures pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Debentures pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

                          DESCRIPTION OF CAPITAL STOCK

     Information with respect to the Company's capital stock, including the Debentures and the Common Stock, is incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

                            BUSINESS AND PROPERTIES

GENERAL

     The tables below set forth certain information relating to the Company's Industrial and Multifamily Properties by location and type as of June 30, 1996. For the six months ended June 30, 1996, approximately 51% and 49% of Company's pro forma net operating income was derived from its Industrial and Multifamily Properties, respectively.

  Industrial

                                                                                PERCENT
                                                                                 OF NET
                                                 NUMBER OF      LEASABLE       OPERATING
                                                 PROPERTIES    SQUARE FEET     INCOME(1)      OCCUPANCY
                                                 ---------     -----------     ----------     ---------
California
  Inland Empire(2).............................       3         1,009,214           24%           98%
  San Diego....................................       4           802,132           12            94
  Orange County................................       6           857,241           13            95
  Los Angeles..................................       1           623,261           25            96
  Northern California..........................       1           193,358            1            86
Pacific Northwest
  Seattle, WA..................................       4           660,666           25            95
                                                     --
                                                                ---------          ---
Total or Weighted Average......................      19         4,145,872          100%           95%
                                                     ==         =========          ===

  Multifamily

                                                                              PERCENT
                                                                               OF NET
                                                     NUMBER OF               OPERATING
                                                     PROPERTIES    UNITS     INCOME(1)      OCCUPANCY
                                                     ---------     -----     ----------     ---------
California
  Inland Empire(2).................................      11        1,368          36%           95%
  Orange County....................................       3          742          21            94
Pacific Northwest
  Seattle, WA......................................       6        1,556          36            96
  Portland, OR.....................................       1          279           7            93
                                                         --
                                                                   -----         ---
Total or Weighted Average..........................      21        3,945         100%           95%
                                                         ==        =====         ===

---------------
(1) Rental revenue less rental expenses and real estate taxes for the six months ended June 30, 1996.

(2) Includes the eastern portion of Los Angeles County adjacent to the Riverside/San Bernardino metropolitan area.

     The information in the following sections is forward looking and involves risks and uncertainties that could significantly impact the Company's Funds from Operations in the short and long term. Higher than expected acquisition, rental and/or rehabilitation costs, delays in the rehabilitation of properties, a downturn in the local economies and/or the lack of growth of such economies could reduce the Company's Funds from Operations.

INDUSTRIAL PROPERTIES

     The Company focuses on multi-tenant business parks and mid-size warehouse/distribution facilities. Whenever possible, the Company seeks a significant market share in its principal markets so that it can accommodate its tenants as their needs change and have an influence on trends in market rents. The Company also seeks properties that are well-located and offer convenient access to major distribution points, such as shipping ports, major airports and major freeways.

     Management believes that the Southern California industrial property market is poised for recovery based upon an increasing level of leasing interest and a limited supply of new product. As evidence of this, the Company already has observed recent increases in the prices for industrial properties and tenant requests for longer term leases. With over 70% of its industrial leases expiring during the next three years, the Company believes it is in a good position to capitalize on anticipated rental rate increases. The Company's industrial properties are currently occupied by over 400 tenants, and no one tenant accounts for more than 2.5% of the Company's total rental revenues.

     The Company generally offers industrial leases in the one- to five-year range. Lease terms include, in most cases, annual adjustments based on changes in the consumer price index. The standard lease also includes some refurbishing and tenant improvement allowance with the amount varying depending upon the length of the lease, the size of the space leased and the use. The Company seeks tenants primarily involved in warehouse, distribution, assembly and light manufacturing activities.

     The following table presents information concerning the Industrial Properties, including the actual average rent per square foot and percentage of the leasable square footage leased and occupied by tenants as of June 30, 1996:

                                                             LEASABLE   NUMBER   AVERAGE BASE
                                                 DATE         SQUARE      OF       RENT PER
       PROPERTY                LOCATION        COMPLETED      FOOTAGE   TENANTS    SQ. FT.     OCCUPANCY
-----------------------  --------------------- ---------     ---------  -------  ------------  ---------
Seattle I..............  Seattle, WA              1968          42,240      2        $.40         100%
Seattle II.............  Seattle, WA              1981          64,077     10         .57          96
Seattle III............  Seattle, WA              1981          78,720     14         .54         100
Pacific Gulf Business
  Park(1)..............  Tukwila, WA              1975-79      475,629    188         .50          94
Etiwanda...............  Ontario, CA              1991         576,327      3         .29         100
Golden West............  Rancho Cucamonga, CA     1990         296,821     86         .36          95
Vista..................  Vista, CA                1990         356,800     11         .38          93
Baldwin Industrial
  Park.................  Baldwin Park, CA         1986         623,261     17         .36          96
Pacific Gulf Business
  Park(1)..............  Garden Grove, CA         1986         189,526     76         .63          88
Garden Grove Industrial
  Park.................  Garden Grove, CA         1979         251,927     11         .38         100
Crescent Business
  Center...............  Rancho Cucamonga, CA     1981         136,066     24         .41          98
Eden Landing Commerce
  Park.................  Hayward, CA              1972-74      193,358    104         .64          86
San Marcos Commerce
  Center...............  San Marcos, CA           1985          72,100     15         .38         100
Bay San Marcos
  Industrial Center....  San Marcos, CA           1988         121,768      7         .41          96
Escondido Business
  Center...............  Escondido, CA            1988-92      251,464     64         .49          94
Bell Ranch Industrial
  Park.................  Santa Fe Springs, CA     1981         128,640      2         .27         100
La Mirada Business
  Center...............  La Mirada, CA            1975          82,010     48         .61          90
Pacific Park...........  Aliso Viejo, CA          1988          99,622     39         .90          92
North County Business
  Park.................  Yorba Linda, CA          1987-89      105,516     13         .57         100
                                                             ---------  -------
Total or Weighted
  Average..............                                      4,145,872    734         .52          95
                                                              ========  ======

---------------
(1) Under rehabilitation.

(2) Riverview Industrial Park, a multi-tenant industrial/warehouse project consisting of approximately 297,000 square feet, was acquired in July 1996, but is not included in this schedule.

     The following table shows scheduled lease expirations for all leases for the Industrial Properties as of June 30, 1996.(1)

                                                                       ANNUAL                   PERCENTAGE
                                              NUMBER OF    GLA OF     BASE RENT    PERCENTAGE     ANNUAL
                                               LEASES     EXPIRING   OF EXPIRING     OF GLA     BASE RENT
                    YEAR                      EXPIRING     LEASES      LEASES       EXPIRING     EXPIRING
--------------------------------------------  ---------   --------   -----------   ----------   ----------
1996........................................     169       772,305   $ 3,886,544      20.0%        20.0%
1997........................................     245       828,097     4,343,381      21.4         22.3
1998........................................     182       799,750     4,508,796      20.7         23.2
1999........................................     102       620,670     2,804,510      16.1         14.4
2000........................................      36       162,556       863,196       4.2          4.4
2001........................................      24       169,218       863,665       4.4          4.4
2002........................................       5       319,569     1,133,833       8.3          5.8
2003........................................       7        90,530       522,364       2.3          2.7
2004........................................       1        90,400       469,284       2.3          2.4
2005 and thereafter.........................       1        11,520        57,600        .3           .3

---------------
(1) Riverview Industrial Park, a multi-tenant industrial/warehouse project consisting of approximately 297,000 square feet, was acquired in July 1996, but is not included in this schedule.

MULTIFAMILY PROPERTIES

     The Company invests primarily in two types of multifamily apartment communities: communities oriented to family-style living and communities for active seniors ages 55 and older.

     The Company focuses on family-style apartment communities with greater concentrations of two- and three-bedroom units with rents affordable by middle income families. The Company believes that there is a strong demand among middle income families for affordable rental housing such as that offered by the Company.

     The Company also focuses on active senior housing for individuals ages 55 and older, where seniors can be involved in activities, social gatherings and other types of entertainment with residents of their own age group. The Company offers no assisted living or related services; the Company's properties are oriented to those seniors interested in renting versus owning and who are able to care for themselves. The Company believes that the senior population will continue to grow and that the market for rental housing for active seniors will be strong. In addition, management believes that active senior housing typically has lower operating and management costs due to lower tenant turnover.

     Each of the Multifamily Properties provides tenants with attractive amenities, including a swimming pool (except Inn at Laguna Hills) and clubhouse, and many include jacuzzis, tennis courts, sports courts and saunas. Many offer additional features such as vaulted ceilings, fireplaces, washers and dryers, cable television and limited access gates. None of the Multifamily Properties currently are subject to rent control or rent stabilization regulations. However, certain of these properties are subject to restrictions based upon tax-exempt loan requirements. There can be no assurances that rent control or rent stabilization regulations will not be imposed in the future.

     The following table presents information concerning the Multifamily Properties, including average gross scheduled rents per unit and percentage of units occupied as of June 30, 1996:

                                                                         AVERAGE    AVERAGE
                                                      YEAR              UNIT SIZE     RENT
           PROPERTY                  LOCATION       COMPLETED   UNITS    (SQ FT)    PER UNIT   OCCUPANCY
------------------------------  ------------------  ---------   -----   ---------   --------   ---------
Applewood(1)..................  Santa Ana, CA          1972       406       801       $707         94%
Park Place....................  Santa Ana, CA          1990       196       799        669         95
Inn at Laguna Hills(2)........  Laguna Hills, CA       1994       140       500        558         93
Daisy 5(1)(3).................  Covina, CA             1977        38       897        723         92
Daisy 7(1)(3).................  Diamond Bar, CA        1978       204       950        822         98
Daisy 12(1)(3)................  San Dimas, CA          1979       102       952        669         93
Daisy 16(1)(3)................  West Covina, CA        1981       250       986        710         94
Daisy 17(1)(3)................  San Dimas, CA          1981       156       962        738         96
Lariat(1)(3)..................  San Dimas, CA          1981        30       970        767        100
Daisy 19(1)(3)................  Ontario, CA            1983       125     1,019        761         98
Daisy 20(1)(3)................  Ontario, CA            1982       155     1,000        673         94
Sunnyside I(1)(2)(3)..........  San Dimas, CA          1984       164       495        540         91
Sunnyside II(1)(2)(3).........  Ontario, CA            1983        60       493        477         95
Sunnyside III(1)(2)(3)........  Ontario, CA            1985        84       504        477         94
Fulton's Landing..............  Everett, WA            1988       248       745        529         97
Fulton's Crossing.............  Everett, WA            1986       256       803        529         97
Lora Lakes....................  Burien, WA             1987       234       907        612         97
Holly Ridge...................  Burien, WA             1987       146       946        635         96
Hampton Bay...................  Kent, WA               1987       304       884        637         99
Heatherwood(1)................  Federal Way, WA        1985       368       741        526         91
Waterhouse....................  Beaverton, OR          1990       279       937        658         93
                                                                -----
Total or Weighted Average.....                                  3,945                              95%
                                                                =====                          ========

---------------
(1) Under rehabilitation.

(2) Properties serving active senior tenants (individuals ages 55 and older).

(3) Owned by PGP Inland Communities, L.P., a limited partnership in which the Company has a minimum 78% equity interest, full management and control, and the right to 100% of cash flow until certain net operating income levels are achieved.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

     The following is a discussion of the Company's investment policies, financing policies, policies with respect to certain other activities and conflicts of interest policies. The Company's policies with respect to these activities have been determined by the Board of Directors of the Company and may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the shareholders of the Company.

INVESTMENT POLICIES

     The Company's investment objectives will be generally to seek to acquire well-located multifamily and industrial properties at prices equal to or less than replacement cost which provide attractive initial returns and opportunities to increase cash flow through active management. The Company's portfolio of properties will consist of multifamily properties located in California and the Pacific Northwest and industrial properties located in California and the Pacific Northwest. The Company intends to continue to focus on multifamily and industrial properties in these regions. The Company is of the opinion that the opportunity to acquire under-performing multifamily and industrial properties will continue to be available and offers substantial opportunity without the risks of development.

     The Company may purchase or lease income-producing multifamily and industrial properties for long-term investment and improve its properties, or sell such properties, in whole or in part, when circumstances warrant. The Company may also participate with other entities in multifamily and industrial property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have a priority over equity ownership interests in the Company.

     Subject to the asset and gross income tests necessary for REIT qualification (see "Federal Income Tax Considerations"), the Company may also invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. The Company may in the future acquire all or substantially all of the securities or assets of other REITs or similar entities where such investments would be consistent with the Company's investment policies. In any event, the Company does not intend that its investments in securities will require the Company to register as an "investment company" under the Investment Company Act of 1940, and the Company intends to divest securities before any such registration would be required. The Company has no other stated criteria with respect to any such investment.

FINANCING POLICIES

     The Company's debt financing policy will be determined from time to time in light of then current economic conditions, relative costs of debt and equity capital, market values of its properties, growth and acquisition opportunities and other factors. To the extent that the Board of Directors of the Company determines to obtain additional capital, the Company may raise such capital through additional equity offerings (including offerings of senior securities), debt financings or retention of cash flow (subject to provisions in the Code concerning taxability of undistributed REIT income), or a combination of these methods.

     To the extent that the Board of Directors determines to obtain additional debt financing, the Company intends to do so generally through mortgages on its properties and lines of credit. These mortgages may be recourse, non-recourse or cross-collateralized and may contain cross-default provisions. The Company does not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments usually limit additional indebtedness on such properties. The Company may also determine to issue debt securities (which may be convertible into Common Shares or be accompanied by warrants to purchase such shares) and to finance acquisitions through the exchange of properties or issuance of Common Shares or other securities, including senior securities.

     As of June 30, 1996, the Company has a secured revolving line of credit from a bank for a maximum amount of $68,000,000 which expires in July 1998. As of June 30, 1996 the Company had borrowed $38,644,000 under the revolving line of credit. In the future, the Company may seek to extend, expand, reduce or renew such facility, or obtain new credit facilities or lines of credit. Future credit facilities and lines of credit may be used for the purpose of making acquisitions or capital improvements, providing working capital or meeting the taxable income distribution requirements for REITs under the Code if the Company has taxable income without receipt of cash sufficient to enable the Company to meet such distribution requirements.

POLICIES WITH RESPECT TO OTHER ACTIVITIES

     The Company may, but does not presently intend to, make investments other than those previously described. The Company has authority to offer shares of its Common Stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire shares of its Common Stock or any other securities and may engage in such activities in the future. The Company may also in the future make loans to joint ventures in which it participates. Because the Company does not presently intend to engage in these activities, it has not established any policies or criteria with respect to such activities. The Company will not engage in trading, underwriting or the agency distribution or sale of securities of other issuers. At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Code to qualify as a REIT unless, because of circumstances or changes in the Code (or in the regulations promulgated thereunder), the Board of Directors determines that it is no longer in the best interests of the Company to qualify as a REIT. The Company's policies with respect to such activities may be reviewed and modified from time to time by the Company's Board of Directors without a vote of the shareholders.

CONFLICTS OF INTEREST POLICIES

     The Company has adopted certain policies designed to reduce potential conflicts of interest. In general, the Company will not engage in any transactions with any director, officer or affiliate thereof involving the sale or disposition of an equity interest in any property of the Company to such person, and most other transactions between the Company and any director or officer, or affiliate thereof, must be approved by a majority vote of the disinterested directors as being fair, competitive, and commercially reasonable and no less favorable to the Company than similar transactions between unaffiliated parties under the same circumstances. Such restrictions do not apply where such director, officer or affiliate has acquired the property for the sole purpose of facilitating its acquisition by the Company, and the total consideration paid by the Company does not exceed the cost of the property to such person (where the cost is increased by the person's holding costs and decreased by any income received by the person from the property) and no special benefit results to such person.

                        PRO FORMA FINANCIAL INFORMATION

     See "Summary Financial Information" and "Index to Financial Statements."

                                   MANAGEMENT

     Information with respect to the Company's management, including directors and executive officers and their respective compensation, certain relationships and transactions, and certain beneficial owners of the Company's capital stock is incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

     Stewart Bowie, Peter Eppinga and Robert Morgan, each of whom are directors of the Company, hold $350,000, $62,000 and $93,000, respectively, in aggregate principal amount of Debentures. Such individuals may tender their Debentures pursuant to the Exchange Offer on the same terms and conditions as all other holders of Debentures.

                         MARKET AND TRADING INFORMATION

     The Debentures and the Common Stock are traded on AMEX. The high and low prices per $1,000 principal amount of Debentures on AMEX for the last two years, according to published reports, has been as follows for the periods indicated:

                                  PERIOD                            HIGH         LOW
        ----------------------------------------------------------  ----         ---
        1994
          Third Quarter...........................................   970          926 1/4
          Fourth Quarter..........................................   941 1/4      890
        1995
          First Quarter...........................................   895          870
          Second Quarter..........................................   940          882 1/2
          Third Quarter...........................................   960          910
          Fourth Quarter..........................................   950          920
        1996
          First Quarter...........................................  1000          927 1/2
          Second Quarter..........................................  1002 1/2      960

     The high and low prices of the Common Stock on AMEX for the last two years, according to published reports, has been as follows for the periods indicated:

                                  PERIOD                            HIGH         LOW
        ----------------------------------------------------------  ----         ---
        1994
          Third Quarter...........................................   17 1/2      15 1/2
          Fourth Quarter..........................................   16 7/8      12 3/4
        1995
          First Quarter...........................................   16 1/4      14 5/8
          Second Quarter..........................................   16 1/4      14 1/2
          Third Quarter...........................................   16 5/8      14 5/8
          Fourth Quarter..........................................   16 3/4      13
        1996
          First Quarter...........................................   18 3/4      15 7/8
          Second Quarter..........................................   18 3/8      16 1/8

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Gibson, Dunn & Crutcher LLP, counsel to the Company, the following is a summary of certain anticipated material United States federal income tax considerations to holders of Debentures resulting from the exchange of Debentures for cash and Common Stock pursuant to the Exchange Offer, and of the ownership and disposition of Common Stock. The discussion is based upon laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change or alternative construction, with possible retroactive effect. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations or retirement accounts (except to the extent discussed under the heading "-- Taxation of Tax-Exempt Shareholders"), financial institutions or dealers in securities, nor does it discuss any aspect of state, local or foreign taxation. The Company has not sought, nor does it intend to seek, a ruling from the Internal Revenue Service (the "Service" or "IRS") with respect to any of the matters summarized in this discussion. Therefore, there is no assurance that the Service or a court would agree with the conclusions described herein. In addition, the discussion is limited to Debentures and Common Stock held as "capital assets" as defined by the Internal Revenue Code of 1986, as amended (the "Code") by persons who are (i) citizens or residents of the United States, (ii) domestic corporations, or (iii) otherwise subject to taxation in the United States on a net income basis in respect of the Debentures and Common Stock.
 .

     EACH HOLDER OF DEBENTURES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THE HOLDER OF THE EXCHANGE OF DEBENTURES FOR COMMON STOCK PURSUANT TO THE EXCHANGE OFFER, THE TAX CONSEQUENCES TO THE HOLDER OF THE OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, AS WELL AS POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

EXCHANGE OF DEBENTURES FOR CASH AND COMMON STOCK

     In General. The federal income tax consequences of the Exchange Offer will depend primarily on whether the Exchange Offer constitutes a "recapitalization" for purposes of the Code, which, in turn, will depend on whether the Debentures are "securities" for federal income tax purposes.

     The term "security" is not defined in the Code or the regulations issued thereunder, and has not been clearly defined by court decisions. One of the most significant factors considered in determining whether a particular debt issue is a "security" is the original term thereof. In general, the longer the term of an instrument, the greater the likelihood that it will be considered a "security." Because the Debentures have an original term to maturity of seven years, are subordinated to the claims of senior creditors and are convertible into Common Stock, the Company intends to take the position that the Debentures are securities for federal income tax purposes and, except as otherwise indicated, the balance of this discussion is based on the assumption that such treatment will be respected.

     Accrued Interest. The Company intends to take the position that cash paid in respect of accrued and unpaid interest on the Debentures though the closing of the Exchange Offer will be treated as payment of such accrued and unpaid interest for federal income tax purposes. Assuming that treatment is respected, such amounts would be includible in the income of the holder, as interest income, to the extent it accrued during the period the holder held the Debentures and was not previously included in such holder's income. The balance of this discussion is based on the assumption that such treatment will be respected.

     If the Debentures are Securities. If the Debentures are securities for federal income tax purposes, then a holder of a Debenture (i) would not be required to recognize any gain upon the exchange of Debentures for Common Stock pursuant to the Exchange Offer, other than as discussed above in respect of accrued and unpaid interest and (ii) would not be permitted to recognize any loss realized upon the exchange.

     Assuming the Debentures are securities for federal income tax purposes, (i) a holder's initial aggregate tax basis in the Common Stock received will be equal to the holder's adjusted tax basis in the Debentures exchanged therefor, and (ii) a holder's holding period in the Common Stock will include the holder's holding period in the Debentures exchanged therefor. If a holder transfers Debentures with more than one tax basis and holding period, such holder either may be treated as having acquired more than one block of Common Stock for purposes of determining basis and holding period (if such holder properly identifies the blocks of Debentures surrendered) or as having both an average tax basis and a split holding period in each share of Common Stock received.

     If the Debentures Are Not Securities. If the Debentures are not securities for federal income tax purposes, (i) a holder of Debentures would recognize gain or loss measured by the difference between (a) the fair market value of the Common Stock (in addition to any interest income as discussed above), and (b) the holder's tax basis in the Debentures surrendered, (ii) subject to the discussion below under the caption "Market Discount," gain or loss (if any) recognized by a holder generally would be capital gain or loss, and would be a long-term capital gain or loss if such holder's holding period exceeded one year at the time of the exchange, (iii) a holder's initial tax basis in the Common Stock received would be its fair market value at the date of its receipt and
(iv) a holder's holding period for the Common Stock received would begin on the day after the date of receipt.

     Market Discount. The Code generally requires holders of "market discount bonds," as defined below, to treat as interest income any gain realized on the redemption or disposition of such bonds to the extent of the market discount accrued during the holder's period of ownership (unless the holder has previously included such discount in income pursuant to an election by such holder). However, an exception is made for certain tax-free reorganizations. Therefore, if the Exchange Offer qualifies as a tax-free reorganization (i.e., the Debentures are "securities" as discussed above), no market discount will be includible in income as a result of the exchange of Debentures for Common Stock pursuant to the Exchange Offer. Under regulations to be promulgated by the Treasury, accrued market discount with respect to a Debenture as of the consummation of the Exchange Offer would carry over and be allocated to the Common Stock and would be treated as ordinary income to the extent of any gain recognized on the subsequent disposition of such Common Stock. If the Exchange Offer does not qualify as a tax-free reorganization, accrued market discount will be includible in income, as interest income, at the consummation of the Exchange Offer to the extent of any gain recognized by the holder on the exchange.

     Subject to a statutory de minimis exception, a holder will be treated as owning a market discount bond if such holder purchased his or her Debentures at a price below the revised issue price of the Debentures. In general, the revised issue price of a debt instrument equals the original issue price of such instrument plus the amount of any original issue discount deducted by the issuer of such instrument.

CONSEQUENCES OF THE EXCHANGE OFFER TO NON-EXCHANGING DEBENTURE HOLDERS

     Holders of Debentures who do not participate in the Exchange Offer should have no federal income tax consequences as a result of the Exchange Offer.

TAXATION OF THE COMPANY

     General. The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

     The sections of the Code and Treasury Regulations governing REITs are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and rules promulgated thereunder, and administrative and judicial interpretations thereof.

     The Company's qualification as a REIT depends on the Company having met and continuing to meet -- through actual operating results, distribution levels and diversity of stock ownership -- the various qualification tests imposed under the Code and discussed below. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year have satisfied or will satisfy such requirements. Further, the anticipated federal income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "-- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) of income that generally results from an investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" (as defined below), including undistributed net capital gains. Second, under certain circumstances the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference to the extent that tax exceeds its regular tax. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of default on indebtedness held by the Company) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) in which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

     The Company believes that it has issued sufficient shares to allow it to satisfy conditions (v) and (vi). In addition, the Company's Certificate of Incorporation provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A REIT with 2,000 or more record shareholders must demand statements from record holders of 5% or more of its shares, one with less than 2,000, but more than 200 record shareholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record shareholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A shareholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests, discussed below. Thus, the Company's proportionate share of the assets, liabilities and items of income of PGP Inland Communities, L.P., the Company's subsidiary operating partnership (the "Operating Partnership"), are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. The Company controls the Operating Partnership and believes it has operated the Operating Partnership in a manner consistent with the requirements for qualification as a REIT, and intends to continue to operate the Operating Partnership in such a manner. However, there can be no assurance that the Company has operated or will actually operate the Operating Partnership in a manner that has enabled or will enable the Company to continue to satisfy the REIT provisions of the Code.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived from items of income that qualify under the 75% test, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from certain sales of real property held primarily for sale and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income for each taxable year.

     Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no revenue, provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and not otherwise considered "rendered to the occupant" of the property. The Company regularly monitors its activities to ensure that the foregoing tests are satisfied.

     The Company receives fees in exchange for management services rendered to the Operating Partnership. Although the percentage of those fees exceeding the Company's capital interest in the Operating Partnership will not qualify under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such income (together with any other nonqualifying income) in any taxable year has not exceeded and will not exceed the limits on nonqualifying income under the gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches to its return for that year a schedule of the nature and amount of each item of its income and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, in the event the Company does not meet these tests, the Company would not be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even if these relief provisions apply, a tax would be imposed with respect to the excess nonqualifying income. There are no comparable relief provisions which could mitigate the consequences of a failure to satisfy the 30% gross income test.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of Company's total assets may be represented by securities other than those included in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. In applying these tests, the Company will be deemed to own a proportionate share of any assets owned, directly or indirectly, by the Operating Partnership based on its capital interest in the Operating Partnership.

     The Company believes that it has complied and will continue to comply with the asset tests. Substantially all of the Company's investments represent qualifying real estate assets, including the Company's share of the assets of the Operating Partnership.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. "REIT taxable income" for any year means the taxable income of the Company for such year (excluding any net income derived either from property held primarily for sale to customers or from foreclosure property), subject to certain adjustments provided in the REIT provisions of the Code. In addition, if the Company disposes of any Built-in Gain Asset during such asset's Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The Company intends to make, and to cause the Operating Partnership to make, timely distributions sufficient to satisfy these annual distribution requirements. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular capital gain and ordinary corporate tax rates.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements described above due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if nondeductible capital expenditures such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange, or to cause the Operating Partnership to arrange, for short-term or long-term borrowing, to sell assets, or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and capital gains on which tax is imposed for any year is treated as an amount distributed during that year for purposes of this excise tax.

FAILURE TO QUALIFY

     If the Company should fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at rates applicable to regular C corporations. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT will reduce the cash available for distribution by the Company to shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, a recent federal budget proposal contains language which, if enacted, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT, and thus would effectively preclude the Company from re-electing REIT status following a termination of its REIT qualification.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are properly designated by the Company as capital gain dividends will be taxed as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will be treated as tax-free returns of capital to the extent of the shareholder's basis in the shares, and will reduce the adjusted basis of such shares (but not below zero). To the extent distributions in excess of current and accumulated earnings and profits exceed the basis of a shareholder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     Upon any sale or other disposition of shares, a domestic shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares for tax purposes. In general, provided the shares were held as a capital asset, any gain or loss realized on a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company reports to its domestic shareholders and the IRS the amount of dividends paid with respect to each calendar year, and the amount of tax withheld therefrom, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify to their non-foreign status to the Company. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Shareholder") provided the Tax-Exempt Shareholder has not held its shares as "debt financed property" within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Shareholder. Similarly, income from the sale of Common Stock should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Shareholder has held such Common Stock as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt-financed property."

     For Tax-Exempt Shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by the Company shall be treated as UBTI to certain trusts if the Company is treated as a "pension held REIT." A trust will be subject to this rule if it (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under
Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     The Company will be treated as a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "five or fewer" shareholder requirement (discussed above), as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the Company or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the Company, hold in the aggregate more than 50% (by value) of the interests in the Company. The Company believes that it has not been, and is not, a "pension held REIT."

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Shareholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income and other tax laws with regard to an investment in Common Stock, including any reporting requirements.

     Distributions. Distributions by the Company to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions generally will be subject to withholding of United States federal income tax at a 30% rate on the total amount distributed unless an applicable income tax treaty reduces or eliminates that tax. However, dividends that are "effectively connected" with the conduct of a trade or business by the Non-U.S. Shareholder will be subject to tax on a net basis at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such "effectively connected" dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations not currently in effect, however, a Non-U.S. Shareholder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. A Non-U.S. Shareholder must file a properly completed and executed IRS Form 4224 (or, under proposed regulations not currently in effect, IRS Form W-8) with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business of such Non-U.S. Shareholder in order to qualify for the exemption from withholding under the effectively connected income exemption discussed above.

     Distributions that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends and that are in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent such distributions in excess of the Company's current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common

Stock, they will give rise to gain from the sale or exchange of the Common Stock, the tax treatment of which is described below. Under current Treasury Regulations, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the entire distribution will generally be treated as a dividend subject to withholding. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company. Under proposed regulations not currently in effect, the Company may, at its option, make a reasonable estimate of the portion of a distribution that is out of current or accumulated earnings and profits and withhold only with respect to such portion, although any such determination would not affect the Non-U.S. Shareholder's liability for the 30% tax on the amount ultimately determined to have been distributed out of the Company's current or accumulated earnings and profits.

     Distributions to a Non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gains dividends (other than those attributable to gain from sales or exchanges by the Company of United States real property interests) generally will not be subject to United States federal income taxation unless (i) the investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above) or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office, in which case the nonresident alien individual will be subject a 30% tax on the individual's capital gains.

     Distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will be treated as income that is effectively connected with a United States trade or business of the Non-U.S. Shareholder. Non-U.S. Shareholders would thus generally be taxed on such distributions at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder that is not entitled to a treaty exemption or rate reduction. The Company is required to withhold 35% of any such distribution, and the withheld amount is creditable against the Non-U.S. Shareholder's United States federal income tax liability.

     Sale of Shares of Common Stock. Gain recognized by a Non-U.S. Shareholder upon a sale or other disposition of shares of Common Stock generally will not be subject to United States federal income tax unless (i) the Company is not a "domestically controlled REIT," or (ii) the investment in the shares of Common Stock is effectively connected with the Non-U.S. Shareholder's United States trade or business or (iii) in the case of a Non-U.S. Shareholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company currently believes that it is a domestically controlled REIT. However, because the Company's Common Stock is publicly traded, no assurance can be given that the Company is or will continue to be a domestically-controlled REIT. In the circumstances described above in clauses
(i) and (ii), the Non-U.S. Shareholders will generally be subject to the same treatment as domestic shareholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible application of the 30% branch profits tax, discussed above). In the circumstances described above in clause (iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-U.S. Shareholder the amount of distributions subject to withholding as described above and the tax withheld with respect to such distributions, regardless of whether withholding is actually required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

TAX RISKS ASSOCIATED WITH OWNING AN INTEREST IN THE OPERATING PARTNERSHIP

     The Company owns an interest in the Operating Partnership. The ownership of an interest in the Operating Partnership may involve special tax risks, including the possible challenge by the IRS of (i) allocations of income and expense items, which could affect the computation of taxable income of the Company and (ii) the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If the Operating Partnership is treated as an association taxable as a corporation for federal income tax purposes, the Operating Partnership would be treated as a taxable entity. In addition, in such a situation, (i) if the Company owned more than 10% of the outstanding voting securities of the Operating Partnership, or the value of such securities exceeded 5% of the value of the Company's assets, the Company would fail to satisfy the asset tests described above and would therefore fail to qualify as a REIT, (ii) distributions from the Operating Partnership to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and would, therefore, preclude the Company from satisfying such test, (iii) the interest in the Operating Partnership held by the Company would not qualify as a "real estate asset," which could preclude the Company from meeting the 75% asset test described above and (iv) the Company would not be able to deduct its share of any losses generated by the Operating Partnership in computing its taxable income. See "-- Failure to Qualify" for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

     Although the Company believes it will be so treated, the Operating Partnership has not requested, and does not intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. No assurance can be given that the IRS will not challenge the status of the Operating Partnership as a partnership for federal income tax purposes. If such a challenge were sustained by a court, the Operating Partnership could be treated as a corporation for federal income tax purposes.

OTHER TAX CONSEQUENCES

     The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                 MISCELLANEOUS

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     No vote of stockholders is necessary for consummation of the Exchange Offer, and holders of Debentures who do not tender their Debentures pursuant to the Exchange Offer will have no appraisal rights under applicable state law or otherwise.

     The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

     No person has been authorized to give any information or make any representation on behalf of the Company other than as contained in this Prospectus or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock issued pursuant to the Exchange Offer will be passed upon for the Company by Piper & Marbury LLP, Maryland counsel to the Company. Certain tax matters described in "Certain Federal Income Tax Considerations" will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, counsel to the Company.

                          PACIFIC GULF PROPERTIES INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
  Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996..................  F-3
  Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended
     June 30, 1996....................................................................  F-4
  Pro Forma Condensed Consolidated Statement of Operations For the Year Ended
     December 31, 1995................................................................  F-5
  Notes to Pro Forma Condensed Consolidated Financial Statements......................  F-6

                          PACIFIC GULF PROPERTIES INC.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     Pacific Gulf Properties, Inc. (the "Company") was incorporated in Maryland in 1993 and operates as a real estate investment trust under the Internal Revenue Code of 1986, as amended. The Company commenced operations in February 1994 upon the completion of its initial public offering of 3,900,000 shares of Common Stock. Since its initial public offering through June 30, 1996, the Company has issued 3,416,860 additional shares of common Stock, including 2,435,481 shares of Common Stock issued in connection with its latest offering in May 1996 (the "May 1996 Offering"). Proceeds from the May 1996 Offering have been used by the Company to acquire nine additional industrial properties located in California containing 1,342,000 leasable square feet (the "Acquisition Properties"), eight of which were acquired by June 30, 1996. Through this Offer to Exchange (the "Exchange Offer"), the Company is offering to exchange its 8.375% Convertible Subordinated Debentures Due 2001 with an outstanding principal balance of $56,506,000 at June 30, 1996 (the "Debentures") for Common Stock of the Company. If all debenture holders accept the Company's Exchange Offer, the Company will issue 3,277,348 additional shares of Common Stock (based on 58 shares of Common Stock per $1,000 principal amount of Debentures).

     The following unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996 is based on the unaudited historical financial statements of the Company and has been prepared as if each of the following transactions had occurred as of June 30, 1996: (i) the completion of this Exchange Offer for the exchange of the Company's Debentures into shares of Common Stock as more fully described in this Prospectus, and (ii) the purchase of the remaining Acquisition Property. The following unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1995 is based on the historical financial statements of the Company and has been prepared as if each of the following transactions had occurred as of the beginning of the period presented:
(i) the purchases completed by the Company during 1995 consisting of 12 multifamily properties and one industrial property containing approximately 475,000 leasable square feet located in Seattle, Washington (the "1995 Acquisitions"), (ii) the sale of the Company's four multifamily properties located in Texas, which occurred in November 1995 (the "Texas Dispositions"),
(iii) the purchase completed by the Company in March 1996 of an industrial property containing approximately 189,000 leasable square feet located in Garden Grove, California (the "Pacific Gulf Business Park"), (iv) the purchase of the Acquisition Properties completed by the Company during June and July 1996, and
(v) the completion of the May 1996 Offering and the establishment of a line of credit for the purchase of the Acquisition Properties and (vi) the completion of this to Exchange Offer for the exchange of the Company's Debentures into shares of Common Stock as more fully described in this Prospectus. The unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 1996 is based on the historical financial statements of the Company and has been prepared as if each of the following transactions had occurred as of the beginning of the period presented: (i) the purchase completed by the Company in March 1996 of the Pacific Gulf Business Park, (ii) the purchase of the Acquisition Properties, and (iii) the completion of the May 1996 Offering and the establishment of a line of credit for the purchase of the Acquisition Properties and (iv) the completion of this Exchange Offer for the exchange of the Company's Debentures into shares of Common Stock as more fully described in this Prospectus.

     The following pro forma information is not necessarily indicative of what the Company's financial position or results of operations would have been assuming the completion of the described transactions as of the beginning of the periods indicated, nor does it purport to project the Company's financial position or results of operations at any future date or for any future period. In addition, the historical operating results for the six months ended June 30, 1996 are not necessarily indicative of the results to be obtained by the Company for the year ending December 31, 1996. The following information should be read in conjunction with the Company's annual report on Form 10-K, as amended, and all of the financial information and notes thereto contained elsewhere in this Prospectus or incorporated therein by reference.

                          PACIFIC GULF PROPERTIES INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  PRO FORMA
                                   COMPANY      PRO FORMA          BEFORE        EXCHANGE OF         COMPANY
                                  HISTORICAL   ADJUSTMENTS        EXCHANGE       DEBENTURES         PRO FORMA
                                  ----------   -----------      -------------   -------------       ---------
ASSETS
Real estate, net................   $ 330,432     $ 6,442(A)       $ 336,874       $      --         $ 336,874
Cash and cash equivalents.......      13,115      (6,442)(A)          6,673          (2,722)(B)         3,951
Accounts receivable.............       1,168          --              1,168              --             1,168
Other assets....................       6,207          --              6,207          (1,967)(D)         4,240
                                    --------     -------           --------        --------          --------
                                   $ 350,922     $    --          $ 350,922       $  (4,689)        $ 346,233
                                    ========     =======           ========        ========          ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Loans payable...................   $ 138,114     $    --          $ 138,114       $      --         $ 138,114
Line of credit..................      38,644          --             38,644              --            38,644
Accounts payable and accrued
  liabilities...................       7,351          --              7,351          (1,972)(B)         5,379
Dividends payable...............       2,928          --              2,928              --             2,928
Convertible subordinated
  debentures....................      55,685          --             55,685         (55,685)(C)            --
                                    --------     -------           --------        --------          --------
                                     242,722          --            242,722         (57,657)          185,065
Minority interest in
  consolidated partnership......       3,518          --              3,518              --             3,518
Shareholders' equity
  Common shares.................          74          --                 74              33(D)            107
  Outstanding restricted
     stock......................        (960)         --               (960)             --              (960)
  Additional paid-in capital....     114,872          --            114,872          57,371(D)        172,243
  Distributions in excess of
     earnings...................      (9,304)         --             (9,304)         (4,436)(E)       (13,740)
                                    --------     -------           --------        --------          --------
                                     104,682          --            104,682          52,968           157,650
                                    --------     -------           --------        --------          --------
                                   $ 350,922     $    --          $ 350,922       $  (4,689)        $ 346,233
                                    ========     =======           ========        ========          ========

     The accompanying notes are an integral part of the pro forma financial statements.

                          PACIFIC GULF PROPERTIES INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 PRO FORMA
                                     COMPANY       PRO FORMA       BEFORE       EXCHANGE OF       COMPANY
                                    HISTORICAL    ADJUSTMENTS     EXCHANGE      DEBENTURES      PRO FORMA(O)
                                    ----------    -----------    ----------    -------------    ------------
REVENUES
Rental income
  Multifamily properties..........  $   14,301      $    --       $ 14,301        $    --        $   14,301
  Industrial properties...........       8,399        3,412(F)      11,811             --            11,811
                                     ---------       ------        -------        -------        ----------
                                        22,700        3,412         26,112             --            26,112
EXPENSES
Rental property expenses
  Multifamily properties..........       5,693           --          5,693             --             5,693
  Industrial properties...........       2,078          881(F)       2,959             --             2,959
                                     ---------       ------        -------        -------        ----------
                                         7,771          881          8,652             --             8,652
Depreciation......................       3,805          384(G)       4,189             --             4,189
Interest (including amortization
  of financing costs).............       8,831          758(H)       9,589         (2,652)(L)         6,937
General and administrative........       1,348           --          1,348             --             1,348
                                     ---------       ------        -------        -------        ----------
                                        21,755        2,023         23,778         (2,652)           21,126
                                     ---------       ------        -------        -------        ----------
NET INCOME........................  $      945      $ 1,389       $  2,334        $(2,652)       $    4,986
                                     =========       ======        =======        =======        ==========
WEIGHTED AVERAGE COMMON
  SHARES(M)(N)....................   5,263,212                                                   10,577,907
                                     =========                                                   ==========
NET INCOME PER COMMON SHARE.......  $      .18                                                   $      .47
                                     =========                                                   ==========

     The accompanying notes are an integral part of the pro forma financial statements.

                          PACIFIC GULF PROPERTIES INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                PRO FORMA
                                    COMPANY       PRO FORMA       BEFORE       EXCHANGE OF       COMPANY
                                   HISTORICAL    ADJUSTMENTS     EXCHANGE      DEBENTURES      PRO FORMA(O)
                                   ----------    -----------    ----------    -------------    ------------
REVENUES
Rental income
  Multifamily properties.........  $   24,898      $ 2,948(I)    $ 27,846        $    --       $    27,846
  Industrial properties..........      12,193       11,105(I)      23,298             --            23,298
                                   ----------      -------        -------        -------       -----------
                                       37,091       14,053         51,144             --            51,144
                                   ----------      -------        -------        -------       -----------
EXPENSES
Rental property expenses
  Multifamily properties.........      10,215        1,476(I)      11,691             --            11,691
  Industrial properties..........       2,567        3,801(I)       6,368             --             6,368
                                   ----------      -------        -------        -------       -----------
                                       12,782        5,277         18,059             --            18,059
Depreciation.....................       6,081        1,724(J)       7,805             --             7,805
Interest (including amortization
  of financing costs)............      14,066        5,261(K)      19,327         (5,298)(L)        14,029
General and administrative.......       2,423           --          2,423             --             2,423
                                   ----------      -------        -------        -------       -----------
                                       35,352       12,262         47,614         (5,298)           42,316
                                   ----------      -------        -------        -------       -----------
INCOME BEFORE GAIN ON SALE OF
  PROPERTIES(P)..................  $    1,739      $ 1,791       $  3,530        $(5,298)      $     8,828
                                   ==========      =======        =======        =======       ===========
WEIGHTED AVERAGE COMMON SHARES...   4,830,723                                                   10,543,652
                                   ==========                                                  ===========
INCOME BEFORE GAIN ON SALE OF
  PROPERTIES PER COMMON SHARE....  $      .36                                                  $       .84
                                   ==========                                                  ===========

     The accompanying notes are an integral part of the pro forma financial statements.

                          PACIFIC GULF PROPERTIES INC.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(A) Purchase of Riverview Industrial Park (297,180 leasable square feet) and the last of the Acquisition Properties which was purchased by the Company in July 1996 utilizing proceeds from the May 1996 Offering.

(B) Payment of (i) accrued and unpaid interest of $1,972 to holders of the Debentures pursuant to the Exchange Offer and (ii) transaction costs of $750 including underwriting, proxy solicitation, transfer taxes and legal expenses.

(C) Exchange of all of the Company's outstanding Debentures ($56,506 aggregate principal amount net of unamortized debenture discount of $821) into shares of Common Stock pursuant to the Exchange Offer.

(D) Issuance of 3,277,348 shares of Common Stock in exchange for all of the outstanding Debentures as follows:

        Common stock, $.01 par value.......................................  $    33
        Additional paid-in capital.........................................   57,371
                                                                             -------
                                                                             $57,404
                                                                             =======

     Par value is calculated as follows:

                                                              SHARES PER $1
                                                             PRINCIPAL AMOUNT
                                                              OF DEBENTURES         TOTAL
                                                             ----------------     ----------
     Shares issued pursuant to:
       Original conversion terms...........................       53.6986          3,034,293
       Excess shares ("Sweetener").........................        4.3014            243,055
                                                                  -------         ----------
       Total shares........................................       58.0000          3,277,348
     Par value per share...................................                       $      .01
                                                                                  ----------
     Par value of Common Stock (in thousands)..............                       $       33
                                                                                  ==========
     Additional paid-in capital is calculated as follows:
     Principal amount of debentures tendered...............                          $56,506
     Issuance of excess shares as a Sweetener(E)...........                            4,436
     Less: Unamortized debenture discount..................                             (821)
          Unamortized debenture issuance costs.............                           (1,967)
          Transaction costs................................                             (750)
                                                                                  ----------
                                                                                      57,404
     Less: par value of Common Stock.......................                              (33)
                                                                                  ----------
     Additional paid-in capital (in thousands).............                          $57,371
                                                                                  ==========

(E) Loss on exchange of the Debentures resulting from the issuance of 243,055 excess shares as a Sweetener at $18.25 per share (the estimated closing price per share on the date of exchange).

                          PACIFIC GULF PROPERTIES INC.

(F) Revenues and certain expenses of the following industrial properties for the period prior to their acquisition by the Company, adjusted to reflect increased property taxes based on the properties' acquisition cost and current property tax rates:

                                                         PACIFIC GULF      ACQUISITION
                                                         BUSINESS PARK     PROPERTIES      TOTAL
                                                         -------------     -----------     ------
    Rental income......................................      $ 195           $ 3,217       $3,412
    Rental property expenses...........................         72               809          881
                                                               ---            ------       ------
                                                             $ 123           $ 2,408       $2,531
                                                               ===            ======       ======

(G) Depreciation relating to Pacific Gulf Business Park and the Acquisition Properties computed utilizing the remaining estimated useful lives of approximately 40 years and the depreciable basis of the properties for the period prior to their acquisition as follows:

                                                        PURCHASE     DEPRECIABLE     DEPRECIATION
                         PROPERTY                        PRICE          BASIS          EXPENSE
    --------------------------------------------------  --------     -----------     ------------
    Pacific Gulf Business Park........................  $  6,800       $ 3,009           $ 16
    Acquisition Properties
      Eden Landing Commerce Park......................     7,300         5,460             56
      Riverview Industrial Park.......................     6,442         5,281             66
      Bay San Marcos Industrial Center................     4,678         2,942             32
      Escondido Business Center.......................    10,372         6,523             70
      Bell Ranch Industrial Park......................     3,750         3,000             35
      North County Business Park......................     6,350         3,169             35
      San Marcos Commerce Center......................     2,710         1,871             20
      Pacific Park....................................     6,900         3,001             28
      La Mirada Business Center.......................     3,600         2,453             26
                                                         -------        ------           ----
                                                          52,102        33,700            368
                                                         -------        ------           ----
                                                        $ 58,902       $36,709           $384
                                                         =======        ======           ====

(H) Interest expense on the borrowings utilized to finance the purchase of Pacific Gulf Business Park in March 1996 and the purchase of the Acquisition Properties in June and July 1996, for the period prior to their acquisition, calculated based on the actual interest rates of the specific new borrowings as follows:

                                                                                         INTEREST
                          PROPERTY                          DEBT       INTEREST RATE     EXPENSE
    -----------------------------------------------------  -------     -------------     -------
    Pacific Gulf Business Park...........................  $ 8,000          7.3%          $ 122
    Acquisition Properties...............................   19,475          7.5%            634
    Amortization of related loan fees and costs..........                                     2
                                                                                           ----
                                                                                          $ 758
                                                                                           ====

     The Company borrowed $8,000 to finance the acquisition of Pacific Gulf Business Park which was collateralized by another property. A total of $6,800 of the borrowing was used to purchase the property. The remaining proceeds were used to rehabilitate the property.

     The Acquisition Properties were financed utilizing borrowings under the Company's acquisition line of credit. The interest expense on these borrowings is calculated for the period indicated at an interest rate of LIBOR plus 2%, the actual rate on the date of the borrowings. A .125% change in the interest rate on all of the Company's variable rate debt would increase the Company's pro forma interest expense by $26,000 for the six months ended June 30, 1996.

                          PACIFIC GULF PROPERTIES INC.

(I) Actual revenues and certain expenses of the following multifamily and industrial properties for the period prior to their acquisition or disposal by the Company:

                                        1995       PACIFIC GULF    ACQUISITION      TEXAS
                                    ACQUISITIONS   BUSINESS PARK   PROPERTIES    DISPOSITIONS     TOTAL
                                    ------------   -------------   -----------   ------------    -------
      Rental income
        Multifamily...............    $  8,426         $  --         $    --       $ (5,478)     $ 2,948
        Industrial................       3,272           724           7,109             --       11,105
                                       -------          ----          ------        -------      -------
                                        11,698           724           7,109         (5,478)      14,053
                                       -------          ----          ------        -------      -------
      Rental property expenses
        Multifamily...............       3,878            --              --         (2,402)       1,476
        Industrial................       1,317           378           2,106             --        3,801
                                       -------          ----          ------        -------      -------
                                         5,195           378           2,106         (2,402)       5,277
                                       -------          ----          ------        -------      -------
                                      $  6,503         $ 346         $ 5,003       $ (3,076)     $ 8,776
                                       =======          ====          ======        =======      =======

(J) Depreciation expense of $2,257 relating to the 1995 Acquisitions, Pacific Gulf Business Park and the Acquisition Properties, net of the reduction in depreciation due to the Texas Dispositions of $533 (the actual depreciation relating to the Texas Dispositions for the period prior to their disposal). The depreciation expense relating to the 1995 Acquisitions, Pacific Gulf Business Park and the Acquisition Properties for the period prior to their acquisition, computed utilizing the remaining estimated useful lives and depreciable basis of the properties follows:

                                                        PURCHASE    DEPRECIABLE    DEPRECIATION
                          PROPERTY                       PRICE         BASIS         EXPENSE
      ------------------------------------------------  --------    -----------    ------------
      40-Year Life Property
        1995 Acquisitions
           Konwiser Acquisition Properties............  $ 71,469      $52,281         $  817
           Heatherwood Apartments.....................    12,500       10,000            222
           Tukwila Business Park......................    17,250       11,019            264
        Pacific Gulf Business Park....................     6,800        3,009             75
        Acquisition Properties
           Eden Landing Commerce Park.................     7,300        5,460            137
           Riverview Industrial Park..................     6,442        5,281            132
           Bay San Marcos Industrial Center...........     4,678        2,942             73
           Escondido Business Center..................    10,372        6,527            164
           Bell Ranch Industrial Park.................     3,750        3,000             75
           North County Business Park.................     6,350        3,169             79
           San Marcos Commerce Center.................     2,710        1,871             47
           Pacific Park...............................     6,900        3,001             75
           La Mirada Business Center..................     3,600        2,453             61
      5-Year Life Property
        Personal Property.............................       289          289             36
                                                                                      ------
                                                                                      $2,257
                                                                                      ======

(K) Interest expense of $6,007 relating to the 1995 Acquisitions, Pacific Gulf Business Park, and the Acquisition Properties, less reduction of interest expense resulting from the Texas Dispositions of $746 (the actual interest relating to the Texas Dispositions for the year ended December 31, 1995). The

                          PACIFIC GULF PROPERTIES INC.

    interest expense associated with the borrowings used to finance the purchase of the 1995 Acquisitions, Pacific Gulf Business Park and the purchase of the Acquisition Properties, for the period prior to their acquisition, was calculated based on the actual interest rates on the debt which was assumed and the specific interest rates on new borrowings, as follows:

                                                                                      PRO FORMA
                                                                         INTEREST     INTEREST
                           PROPERTY                           DEBT         RATE        EXPENSE
    -------------------------------------------------------  -------     --------     ---------
    1995 Acquisitions
      Konwiser Acquisition Properties......................  $30,263        8.0%       $ 1,513
                                                              13,000        8.0%           650
                                                              24,850        5.7%           885
      Tukwila Business Park................................   11,765        7.4%           838
    Pacific Gulf Business Park.............................    8,000        7.3%           584
    Acquisition Properties.................................   19,475        7.5%         1,361
    Amortization of related loan fees and costs............                                176
                                                                                      ---------
                                                                                       $ 6,007
                                                                                      ========

(L) Reduction in interest expense (including the related amortization of debenture discount and costs of $285 for the six months ended June 30, 1996 and $566 for the year ended December 31, 1995) resulting from the exchange of the Debentures as of the beginning of each period presented.

(M) Represents the weighted average of common shares and common stock equivalents outstanding during the period indicated. Common Stock equivalents include stock options which are considered dilutive for purposes of computing primary earnings per share.

(N) Pro forma weighted average common shares include 2,435,581 shares of Common Stock issued by the Company in conjunction with its May 1996 Offering and 3,277,348 shares of Common Stock to be issued as part of the Company's Exchange Offer.

(O) Excludes the effect of the $4,436 nonrecurring loss which will be recognized by the Company upon the exchange of the Debentures resulting from the Sweetener included in the Company's Exchange Offer.

(P) Excludes the effect of the $6,664 nonrecurring gain from the sale of the multifamily properties comprising the Texas Dispositions in November 1995.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation limits the liability of the Company's directors and officers to the Company and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The Company's bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttal presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

     The Company maintains an insurance policy which provides liability coverage for directors and officers of the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
NUMBER                                        DESCRIPTION
-------                                       -----------
    3.1   Amended and Restated Articles of Incorporation*
    3.2   Bylaws*
    4.1   Indenture between the Company and Harris Trust Company of California, as trustee*
    5.1   Opinion of Piper & Marbury LLP****
    8.1   Tax Opinion of Gibson, Dunn & Crutcher LLP****
   10.1   Purchase and Sale Agreement between Santa Anita Realty Enterprises, Inc. and the
          Company*
   10.2   Amended and Restated Employment Agreement between the Company and Glenn L.
          Carpenter+
   10.3   Amended and Restated Employment Agreement between the Company and Donald G.
          Herrman+
   10.4   Amended and Restated Employment Agreement between the Company and Lonnie P. Nadal+
   10.5   Employment Agreement between the Company and Robert A. Dewey+
   10.6   1993 Share Option Plan*
   10.7   Park Place Acquisition Agreement*
   10.8   Management Agreement between Santa Anita Realty Enterprises, Inc. and the Company*
   10.9   Purchase and Sale Agreement and Joint Escrow Instructions among Golden West Equity
          Properties, Inc., Golden West Ontario Associates, Golden West Vista Associates and
          Pacific Gulf Properties Inc.*
  10.10   Registration Rights Agreement between Santa Anita Realty Enterprises, Inc. and the
          Company*
  10.11   Amendment Nos. 1 and 2 to the Purchase and Sale Agreement and Joint Escrow
          Instructions among Golden West Equity Properties, Inc., Gold West Ontario
          Associates, Golden West Vista Associates and Pacific Gulf Properties Inc.*
  10.12   Revolving Credit Agreement, dated as of June 10, 1994, between Pacific Gulf
          Properties Inc. and Bank of America National Trust and Savings Association**
  10.13   Master Agreement, dated September 30, 1994, between Pacific Gulf Properties, Inc.,
          PGP Baldwin, Inc., Santa Anita Realty Enterprises, Inc., Baldwin Associates, Ltd.
          and Wm. P. Willman & Associates regarding Baldwin Park Acquisition**
  10.14   Closing Agreement, dated October 1, 1994, between Pacific Gulf Properties Inc. and
          Santa Anita Realty Enterprises, Inc. regarding Baldwin Park Acquisition**
  10.15   Settlement Agreement and Mutual General Release, effective as of January 30, 1995, between Pacific Gulf Properties Inc., PGP Baldwin, Inc., Baldwin Industrial
          Properties, Ltd., Baldwin Associates, Ltd., W.T. Grant, et al. regarding Baldwin
          Park Acquisition**
  10.16   Award of Arbitration dated March 15, 1995 regarding Baldwin Park Acquisition**
  10.17   Stipulation and Order Confirming Arbitration Award dated March 22, 1995 regarding
          Baldwin Park Acquisition**
  10.18   Term Loan Agreement, dated March 3, 1995, between Pacific Gulf Properties Inc. and
          Bank of America National Trust and Savings Association**
  10.19   Term Loan Agreement, dated March 3, 1995, between Pacific Gulf Properties Inc. and
          Bank of America National Trust and Savings Association**
  10.20   Term Loan Agreement, dated March 3, 1995, between Pacific Gulf Properties Inc. and
          Bank of America National Trust and Savings Association**
  10.21   Exchange Agreement, dated April 15, 1995, between the Company and Glenn L.
          Carpenter, regarding Deferred Compensation Agreement+

EXHIBIT
NUMBER                                        DESCRIPTION
-------   -----------------------------------------------------------------------------------
  10.22   Exchange Agreement, dated April 15, 1995, between the Company and Donald G.
          Herrman, regarding Deferred Compensation Agreement+
  10.23   Exchange Agreement, dated April 15, 1995, between the Company and Lonnie P. Nadal, regarding Deferred Compensation Agreement+
  10.24   Exchange Agreement, dated April 15, 1995, between the Company and Robert A. Dewey, regarding Deferred Compensation Agreement+
  10.25   Amended and Restated Agreement of Limited Partnership of PGP Inland Communities,
          L.P., dated as of August 15, 1995+
  10.26   Master Contribution Agreement, dated as of August 15, 1995, regarding formation of
          PGP Inland Communities, L.P.+
  10.27   Purchase Agreement and Escrow Instructions, dated September 15, 1995, by and between Capitol Investment Associates Corp. and Pacific Gulf Properties Trust,
          regarding sale of Texas apartment portfolio+
  10.28   Modification Agreement, dated as of April 21, 1995, between Company and Bank of
          America National Trust and Savings Association, which modifies Revolving Credit
          Agreement dated June 10, 1994+
  10.29   Dividend Reinvestment Plan of the Company dated May 9, 1995***
  21.01   Subsidiaries**
  23.01   Consent of Ernst & Young LLP
   99.1   Letter of Transmittal related to Exchange Offer
   99.2   Notice of Guaranteed Delivery related to Exchange Offer
   99.3   Letter to clients related to Exchange Offer from brokers, dealers, commercial banks, trust companies and other nominees
   99.4   Letter related to Exchange Offer from Information Agent to brokers, dealers, commercial banks, trust companies and other nominees

---------------

   * Incorporated by reference from the Company's registration statement on Form S-11 (33- 69382) declared effective by the Securities and Exchange Commission on February 10, 1994.

  ** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

 *** Incorporated by reference from the Company's registration statement on Form
     S-3 (33- 92082) filed on May 9, 1995.

   + Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

**** To be filed by amendment.

ITEM 22.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on September 25, 1996.

                                          PACIFIC GULF PROPERTIES INC.

                                          By:    /s/  GLENN L. CARPENTER
                                             -----------------------------------
                                                     Glenn L. Carpenter
                                             Chairman of the Board of Directors,
                                                          President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Glenn L. Carpenter and Donald G. Herrman, and each or any of them his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.

               SIGNATURE                               TITLE                       DATE
               ---------                               -----                       ----
        /s/  GLENN L. CARPENTER           Chairman of the Board of           September 25, 1996
----------------------------------------    Directors, President and Chief
           Glenn L. Carpenter               Executive Officer (Principal
                                            Executive Officer)

         /s/  DONALD G. HERRMAN           Executive Vice President,          September 25, 1996
----------------------------------------    Secretary and Chief Financial
           Donald G. Herrman                Officer (Principal Financial
                                            and Accounting Officer)

         /s/  ROYCE B. MCKINLEY           Director                           September 25, 1996
----------------------------------------
           Royce B. McKinley

         /s/  STEWART W. BOWIE            Director                           September 25, 1996
----------------------------------------
            Stewart W. Bowie

         /s/  PETER L. EPPINGA            Director                           September 25, 1996
----------------------------------------
            Peter L. Eppinga

               SIGNATURE                               TITLE                       DATE
               ---------                               -----                       ----
          /s/  JOHN F. KOOKEN             Director                           September 25, 1996
----------------------------------------
             John F. Kooken

         /s/  ROBERT E. MORGAN            Director                           September 25, 1996
----------------------------------------
            Robert E. Morgan

          /s/  KEITH W. RENKEN            Director                           September 25, 1996
----------------------------------------
            Keith W. Renken

                               INDEX TO EXHIBITS

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
-------   ------------------------------------------------------------------------   ------------
    3.1   Amended and Restated Articles of Incorporation*.........................
    3.2   Bylaws*.................................................................
    4.1   Indenture between the Company and Harris Trust Company of California, as
          trustee*................................................................
    5.1   Opinion of Piper & Marbury LLP****......................................
    8.1   Tax Opinion of Gibson, Dunn & Crutcher LLP****..........................
   10.1   Purchase and Sale Agreement between Santa Anita Realty Enterprises, Inc.
          and the Company*........................................................
   10.2   Amended and Restated Employment Agreement between the Company and Glenn
          L. Carpenter+...........................................................
   10.3   Amended and Restated Employment Agreement between the Company and Donald
          G. Herrman+.............................................................
   10.4   Amended and Restated Employment Agreement between the Company and Lonnie
          P. Nadal+...............................................................
   10.5   Employment Agreement between the Company and Robert A. Dewey+...........
   10.6   1993 Share Option Plan*.................................................
   10.7   Park Place Acquisition Agreement*.......................................
   10.8   Management Agreement between Santa Anita Realty Enterprises, Inc. and the Company*............................................................
   10.9   Purchase and Sale Agreement and Joint Escrow Instructions among Golden
          West Equity Properties, Inc., Golden West Ontario Associates, Golden
          West Vista Associates and Pacific Gulf Properties Inc.*.................
  10.10   Registration Rights Agreement between Santa Anita Realty Enterprises,
          Inc. and the Company*...................................................
  10.11   Amendment Nos. 1 and 2 to the Purchase and Sale Agreement and Joint
          Escrow Instructions among Golden West Equity Properties, Inc., Gold West
          Ontario Associates, Golden West Vista Associates and Pacific Gulf
          Properties Inc.*........................................................
  10.12   Revolving Credit Agreement, dated as of June 10, 1994, between Pacific
          Gulf Properties Inc. and Bank of America National Trust and Savings
          Association**...........................................................
  10.13   Master Agreement, dated September 30, 1994, between Pacific Gulf
          Properties, Inc., PGP Baldwin, Inc., Santa Anita Realty Enterprises,
          Inc., Baldwin Associates, Ltd. and Wm. P. Willman & Associates regarding
          Baldwin Park Acquisition**..............................................
  10.14   Closing Agreement, dated October 1, 1994, between Pacific Gulf
          Properties Inc. and Santa Anita Realty Enterprises, Inc. regarding
          Baldwin Park Acquisition**..............................................
  10.15   Settlement Agreement and Mutual General Release, effective as of January
          30, 1995, between Pacific Gulf Properties Inc., PGP Baldwin, Inc.,
          Baldwin Industrial Properties, Ltd., Baldwin Associates, Ltd., W.T.
          Grant, et al. regarding Baldwin Park Acquisition**......................
  10.16   Award of Arbitration dated March 15, 1995 regarding Baldwin Park
          Acquisition**...........................................................
  10.17   Stipulation and Order Confirming Arbitration Award dated March 22, 1995 regarding Baldwin Park Acquisition**....................................
  10.18   Term Loan Agreement, dated March 3, 1995, between Pacific Gulf
          Properties Inc. and Bank of America National Trust and Savings
          Association**...........................................................
  10.19   Term Loan Agreement, dated March 3, 1995, between Pacific Gulf
          Properties Inc. and Bank of America National Trust and Savings
          Association**...........................................................

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
-------   ------------------------------------------------------------------------   ------------
  10.20   Term Loan Agreement, dated March 3, 1995, between Pacific Gulf
          Properties Inc. and Bank of America National Trust and Savings
          Association**...........................................................
  10.21   Exchange Agreement, dated April 15, 1995, between the Company and Glenn
          L. Carpenter, regarding Deferred Compensation Agreement+................
  10.22   Exchange Agreement, dated April 15, 1995, between the Company and Donald
          G. Herrman, regarding Deferred Compensation Agreement+..................
  10.23   Exchange Agreement, dated April 15, 1995, between the Company and Lonnie
          P. Nadal, regarding Deferred Compensation Agreement+....................
  10.24   Exchange Agreement, dated April 15, 1995, between the Company and Robert
          A. Dewey, regarding Deferred Compensation Agreement+....................
  10.25   Amended and Restated Agreement of Limited Partnership of PGP Inland
          Communities, L.P., dated as of August 15, 1995+.........................
  10.26   Master Contribution Agreement, dated as of August 15, 1995, regarding formation of PGP Inland Communities, L.P.+..............................
  10.27   Purchase Agreement and Escrow Instructions, dated September 15, 1995, by and between Capitol Investment Associates Corp. and Pacific Gulf
          Properties Trust, regarding sale of Texas apartment portfolio+..........
  10.28   Modification Agreement, dated as of April 21, 1995, between Company and
          Bank of America National Trust and Savings Association, which modifies
          Revolving Credit Agreement dated June 10, 1994+.........................
  10.29   Dividend Reinvestment Plan of the Company dated May 9, 1995***..........
  21.01   Subsidiaries**..........................................................
  23.01   Consent of Ernst & Young LLP............................................
   99.1   Letter of Transmittal related to Exchange Offer.........................
   99.2   Notice of Guaranteed Delivery related to Exchange Offer.................
   99.3   Letter to clients related to Exchange Offer from brokers, dealers, commercial banks, trust companies and other nominees....................
   99.4   Letter related to Exchange Offer from Information Agent to brokers, dealers, commercial banks, trust companies and other nominees...........

---------------

   * Incorporated by reference from the Company's registration statement on Form S-11 (33- 69382) declared effective by the Securities and Exchange Commission on February 10, 1994.

  ** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

 *** Incorporated by reference from the Company's registration statement on Form
     S-3 (33- 92082) filed on May 9, 1995.

   + Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

**** To be filed by amendment.